                                                      Registration Nos. 33-25716
                                                                        811-5697
--------------------------------------------------------------------------------
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549
                                ----------------------

                                      FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                   Pre-Effective Amendment No.
               ---

                X  Post Effective Amendment No. 11
               ---
                                        and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT TO COMPANY ACT OF 1940

                X  Amendment No. 13
               ---
                               THE CHAPMAN FUNDS, INC.
                               -----------------------
                  (Exact Name of Registrant as Specified in Charter)

                          401 East Pratt Street, 28th Floor
                              Baltimore, Maryland  21202
                              --------------------------
                       (Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code:  (800) 752-1013

                          Nathan A. Chapman, Jr., President
                               The Chapman Funds, Inc.
                          401 East Pratt Street, 28th Floor
                              Baltimore, Maryland  21202
                              --------------------------
                       (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering:  Continuous

It is proposed that this filing will become effective (check appropriate box):

               [ ] immediately upon filing pursuant to paragraph (b)

               [ ] on [date] pursuant to paragraph (b)

               [ ] 60 days after filing pursuant to paragraph (a) (1)

               [ ] on [date] pursuant to paragraph (a) (1)

               [x] 75 days after filing pursuant to paragraph (a) (2)

               [ ] on [date] pursuant to paragraph (a) (2) of Rule 485.

If appropriate, check the following box:

[  ]           This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Registrant has previously registered an indefinite number of securities under the Securities Act of 1933, as amended, pursuant to Section (a) (1) of Rule 24f-2 under the Investment Company Act of 1940, as amended. Registrant's Rule 24f-2 Notice for the fiscal year ended October 31, 1996 was filed with Securities and Exchange Commission on December 30, 1996.

                               THE CHAPMAN FUNDS, INC.

                         Registration Statement on Form N-1A

                                CROSS REFERENCE SHEET
                               Pursuant to Rule 495(a)
                           under the Securities Act of 1933


 N-1A Item                                       Location
    No.


 Part A                                     Prospectus Caption

                          Chapman U.S.      Domestic          Domestic
                          Treasury Money    Emerging Markets  Emerging Markets
                          Fund; Chapman     Equity Fund,      Equity Fund,
                          Institutional     Institutional     Investor Shares
                          Cash Management   Shares
                          Fund

 Item 1.  Cover Page      Cover Page        Cover Page        Cover Page

 Item 2.  Synopsis        Fund Expenses     Fund Expenses     Fund Expenses

 Item 3.  Condensed       Financial         Financial         Financial
          Financial       Highlights        Highlights        Highlights
          Information

 Item 4.  General         Investment        Investment        Investment
          Description of  Program; Other    Program; Other    Program; Other
          Registrant      Information-      Information-      Information-
                          Capital Stock     Capital Stock     Capital Stock

 Item 5.  Management of   Management;       Management;       Management;
          the Fund        Other             Other             Other
                          Information -     Information -     Information -
                          Transfer Agent;   Transfer Agent;   Transfer Agent;
                          Dividends and     Dividends; Taxes  Dividends; Taxes
                          Taxes

 Item 6.  Capital Stock   Other             Other             Other
          and Other       Information -     Information -     Information -
          Securities      Capital Stock     Capital Stock     Capital Stock

 Item 7.  Purchase of     Management; Net   Management; Net   Management; Net
          Securities      Asset Value;      Asset Value;      Asset Value;
          Being Offered   Purchase of       Purchase of       Purchase of
                          Shares;           Shares;           Shares;
                          Exchanges;        Redemption of     Redemption of
                          Redemption of     Shares            Shares
                          Shares

 Item 8.  Redemption or   Purchase of       Purchase of       Purchase of
          Repurchase      Shares;           Shares;           Shares;
                          Exchanges;        Redemption of     Redemption of
                          Redemption of     Shares            Shares
                          Shares

 Item 9.  Pending Legal   Not Applicable    Not Applicable    Not Applicable
          Proceedings

   N-1A Item                                         Location
      No.

 Part B                        Statement of Additional Information Caption

                               Chapman U.S.     Domestic Emerging Markets Equity
                               Treasury Money                    Fund
                               Fund; Chapman
                               Institutional
                               Cash Management
                               Fund

 Item 10.  Cover Page          Cover Page                     Cover Page

 Item 11.  Table of Contents   Table of Contents         Table of Contents

 Item 12.  General Information Not Applicable               Not Applicable
           and History

 Item 13.  Investment          Investment Program          Investment Program
           Objectives and
           Policies

 Item 14.  Management of the   Management                     Management
           Registrant

 Item 15.  Control Persons     Capital Stock;     Capital Stock; Control Persons
           and Principal       Principal Holders     and Principal Holders of
           Holders of          of Securities                Securities
           Securities

 Item 16.  Investment          Management;               Management; Experts
           Advisory and        Experts
           Other Services

 Item 17.  Brokerage           Portfolio                Portfolio Transactions
           Allocation          Transactions

 Item 18.  Capital Stock       Capital Stock                Capital Stock
           and Other
           Securities

 Item 19.  Purchase,           Purchase of        Purchase of Shares; Exchanges;
           Redemption and      Shares;           Redemption of Shares; Net Asset
           Pricing of          Exchanges;                       Value
           Securities          Redemption of
           Being Offered       Shares; Net
                               Asset Value

 Item 20.  Tax Status          Dividends and                    Taxes
                               Taxes

 Item 21.  Underwriters        Management                     Management

 Item 22.  Calculation of      Yield                            Yield
           Performance
           Data

 Item 23.  Financial           Financial                 Financial Statements
           Statements          Statements

 Part C

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of this Registration Statement.

                                SUBJECT TO COMPLETION
                      Preliminary Prospectus dated:  [   ], 1997
                                     [   ], 1997

                        DOMESTIC EMERGING MARKETS EQUITY FUND
                                   INVESTOR SHARES


    The Domestic Emerging Markets Equity Fund (the "Fund"), is a series of The Chapman Funds, Inc. (the "Company"), an open-end, management investment company, known as a series fund (the Fund and each other series of the Company are herein referred to as a "Series"). The Fund is a non-diversified portfolio that seeks aggressive long-term growth through capital appreciation through investment in Domestic Emerging Markets-TM- that it believes are positioned for growth. "Domestic Emerging Markets-TM-" are companies that are controlled by African Americans, Asian Americans, Hispanic/Latino Americans or women that are located in the United States and its territories ("DEM-TM- Companies"). Both capital appreciation and income will be considered in the selection of investments, but primary emphasis will be on capital appreciation. BECAUSE OF THE NATURE OF THE FUND'S INVESTMENTS AND CERTAIN STRATEGIES IT MAY USE, AN INVESTMENT IN THE FUND INVOLVES CERTAIN RISKS AND MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

    The Fund offers two classes of shares, Investor Shares and Institutional Shares. Investor Shares are offered by this Prospectus directly from the Fund's distributor, The Chapman Co. (herein sometimes referred to as the "Distributor") Investor Shares are subject to a 12b-1 fee of up to .75% of average daily net assets, currently set at .50% of average daily net assets, and a front-end load of up to 4 3/4% of the offering price. The minimum initial investment in Investor Shares is $500 and the minimum subsequent investment is $100.

    This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing and should be retained for
future reference.  A Statement of Additional Information dated [    ], 1997,
containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the "SEC") and is hereby incorporated by reference in its entirety into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling The Chapman Co. at (800) 752-1013.

                                  TABLE OF CONTENTS
                                  -----------------

        Fund Expenses. . . . . . . . . . . . . . . . .     2
        Investment Objectives. . . . . . . . . . . . .     3
        Risk Factors . . . . . . . . . . . . . . . . .     8
        Management . . . . . . . . . . . . . . . . . .     12
        Redemption of Shares . . . . . . . . . . . . .     19
        Net Asset Value. . . . . . . . . . . . . . . .     22
        Dividends. . . . . . . . . . . . . . . . . . .     23
        Taxes. . . . . . . . . . . . . . . . . . . . .     23
        Other Information. . . . . . . . . . . . . . .     25



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS REGISTRATION STATEMENT AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY AN OFFER TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. UNDER NO CIRCUMSTANCES SHALL THIS REGISTRATION STATEMENT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                                    FUND EXPENSES

         The following table lists the costs and expenses an investor will incur either directly or indirectly as a stockholder of the Fund based on an estimate of the Fund's operating expenses for the current fiscal year:

STOCKHOLDER TRANSACTION EXPENSES                      DOMESTIC EMERGING
                                                      MARKETS EQUITY FUND

                                                      Investor
                                                      Shares
    Maximum Sales Load Imposed on Purchases
    (as a percentage of offering price). . . . . . . . .4 3/4%

    Maximum Deferred Sales Load. . . . . . . . . . . . . .-0-%

    Maximum Sales Load Imposed on Reinvested
    Dividends and other Distributions  . . . . . . . . . .-0-%

    Redemption Fee
    (as a percentage of amount redeemed) . . . . . . . . .-0-%

ANNUAL EXPENSES (as a percentage of net assets) (1)
    Management Fees. . . . . . . . . . . . . . . . . . . 0.90%
    12b-1 Fees (2) . . . . . . . . . . . . . . . . . . . 0.50%
    Other Expenses (3) . . . . . . . . . . . . . . . . . 0.89%
    Total Fund Operating Expenses (estimated). . . . . . 2.29%

-------------------

(1) See "MANAGEMENT."

(2) The Distributor receives a fee for stockholder servicing and distribution services at an annual rate of up to a total of .75% (up to .25% service fee and .50% distribution fee) of the average daily net assets of the Fund attributable to Investor Shares. The Distributor has voluntarily limited such fee during the first fiscal year of the Fund to an aggregate of .50% (.25% service fee and .25% distribution fee) of average daily net assets; however, there can be no assurance that the Distributor will continue to voluntarily limit the amount of such fee in the future.

(3) Based upon estimated amounts of expenses for the Fund's current fiscal year.

         The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. These amounts are based upon payment by the

Fund of operating expenses (excluding offering expenses) at the levels set forth in the table above.

         EXAMPLE

         An investor would pay the following expenses on a $1,000 investment assuming a 5% annual return, reinvestment of all dividends and distributions at net asset value and redemption at the end of the period:

                             Investor Shares
1 Year                            $69.61

3 Years                           $115.64

         The purpose of the foregoing table is to assist the investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. "Other Expenses" are based on estimated amounts for the current fiscal year. Long-term investors in the Fund could pay more in 12b-1 fees than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. (the "NASD") THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES OF THE FUND AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. Moreover, while the examples assume a 5% annual return, the Fund's performance will vary and may result in a return greater or less than 5%. For a further description of the various costs and expenses incurred in the Fund's operation, see "MANAGEMENT."

                                INVESTMENT OBJECTIVES

         The Fund seeks aggressive long-term growth through capital appreciation through investment in Domestic Emerging Markets-TM- that it believes are positioned for growth. "Domestic Emerging Markets-TM-" are companies that are controlled by African Americans, Asian Americans, Hispanic/Latino Americans or women that are located in the United States and its territories. Both capital appreciation and income are considered in choosing specific investments, but the primary emphasis is on capital appreciation. The Fund retains maximum flexibility as to the types of investments it may make and is permitted to invest in portfolio companies with large and small market capitalizations. Some of these investments may involve the purchase of securities directly from portfolio companies in initial or other public offerings of their securities. See "RISK FACTORS--Investment in Small Companies." The Fund's principal investment objective of long-term growth through capital appreciation through investment in Domestic Emerging Markets-TM- is not a "fundamental policy" of the Fund and can therefore be changed by the Company's Board of Directors without stockholder approval.

         In determining whether a specific portfolio company is "controlled" by African Americans, Asian Americans, Hispanic/Latino Americans or women, the Fund will apply the following criteria: at least 10% of the company's outstanding voting securities must be beneficially owned by members of one or more of the listed groups or at least one of the company's top five executive officers must be a member of one or more of the listed groups.

         The Fund will seek to identify businesses that are DEM-TM- Companies through research by Chapman Capital Management, Inc. (the "Investment Advisor"). Such research will include: requests to specific companies for details of their ownership and management; independent research for the details of specific companies' ownership and management including company visits and checks with government agencies for companies that have registered as minority or women-owned business enterprises or are recognized as such by government agencies; the review of business lists compiled by magazines and other publications which list DEM-TM- Companies; the examination of companies that generally market themselves as DEM-TM- Companies; and the review of annual reports and other regulatory filings.

         To achieve the Fund's investment objectives, the Fund invests in a wide variety of types of portfolio companies and seeks to identify those companies that are positioned for growth. Among other factors, the Investment Advisor considers a company's above average earnings growth, high potential profit margins, innovative products, high quality management, and competitive advantage in making investment decisions. The Fund believes that Domestic Emerging Markets-TM- represent one of America's fastest growing market segments and include well-diversified, high-growth segments of the economy including but not limited to communications, media/entertainment, environmental services, applied/advanced technology, financial services and value-oriented consuming.

         While the Fund invests in portfolio companies with large and small market capitalizations, the Fund believes that investing in small companies may offer the potential for significant long-term capital appreciation. Most of the Fund's investments are in marketable common stocks or marketable securities convertible into common stock traded on an exchange or in the over-the-counter markets. To the extent the Fund invests in companies with smaller market capitalizations, the securities of such companies may be traded in such over-the-counter markets as the OTC Bulletin Board-SM- and the Pink Sheets-SM-. See "RISK FACTORS--Investment in Small Companies."

         While the Fund intends to concentrate on publicly traded securities, it may also invest in non-publicly traded securities of DEM-TM- Companies, such as those of privately-held companies or private placements of public companies. The portion of the Fund's assets invested in these non-publicly traded securities will vary over time depending on investment opportunities and other factors; however, an investment in such securities will be considered illiquid and therefore be subject to the Fund's limitation on the purchase of illiquid securities. The Fund may not invest more than 15% of its net assets in illiquid securities, including securities that are illiquid by virtue of the absence of a readily available market and securities that are restricted securities as defined in Rule 144 under the Securities Act ("Illiquid Securities"). Illiquid Securities include securities which have not been registered under the Securities Act, sometimes referred to as private placements, and are purchased directly from the issuer or in the secondary market. The Fund will seek to invest in the securities of private companies that the Investment Advisor believes have the potential for above average capital appreciation in anticipation of their initial public offering. To the extent that the Fund is permitted to invest in Illiquid Securities, the Fund may be deemed to act as an underwriter to portfolio companies. See "RISK FACTORS--Non-Publicly Traded Securities" and "INVESTMENT PROGRAM--Non-Publicly Traded and Illiquid Securities" in the Statement of Additional Information.

         As an alternative to direct investments in Illiquid Securities, the Fund may invest up to 10% of its assets in private venture capital funds including United States private limited partnerships or other investment funds ("Private Funds") that themselves invest in Illiquid Securities. In selecting Private Funds for investment, the Fund's Investment Advisor seeks to invest in a mix of Private Funds that will provide an above average internal rate of return (i.e., the discount rate at which the present value of an investment's future cash inflows (dividend income and capital gains) are equal to the cost of the investment). The Investment Advisor believes that the Fund's investments in Private Funds offers individual investors a unique opportunity to participate in investment opportunities typically available only to large institutions and accredited investors. Although the Fund's investments in Private Funds are limited to a maximum of 10% of the Fund's assets, these investments are highly speculative and volatile and may produce gains or losses in this portion of the Fund that exceed those of the Fund's other holdings and of more mature companies generally.

         Because Private Funds generally are investment companies for purposes of the 1940 Act, the Fund's ability to invest in them will be limited to, subject to certain exceptions, (i) 3% of the total voting stock of any one investment company, (ii) 5% of total assets with respect to any one investment company and, (iii) 10% of the Fund's total assets in the aggregate. In addition, Fund stockholders will remain subject to the Fund's expenses while also bearing their pro rata share of the operating expenses of the Private Funds. The ability of the Fund to dispose of interests in Private Funds is very limited and will involve the risks described under "RISK FACTORS--Non-Publicly Traded Securities" and "INVESTMENT PROGRAM--Non-Publicly Traded and Illiquid Securities" in the Statement of Additional Information. In valuing the Fund's holdings of interests in Private Funds, the Fund will be relying on the most recent reports provided by the Private Funds themselves prior to calculation of the Fund's net asset value. These reports, which are provided on an infrequent basis, often depend on the subjective valuations of the managers of the Private Funds and, in addition, would not generally reflect positive or negative subsequent developments affecting companies held by the Private Fund. See "NET ASSET VALUE." The securities of Private Funds will typically themselves be classified as Illiquid Securities by the Board of Directors.

Accordingly, the Fund's total investment in Illiquid Securities, including Private Funds, is limited to 15% of the Fund's assets with no more than 10% of the Fund's assets invested in Private Funds.

         The Fund does not invest in foreign securities (including American Depository Receipts).

         The Fund's investment objectives and policies, other than those specified in the Statement of Additional Information under "INVESTMENT PROGRAM -- Fundamental Policies," may be changed by the Board of Directors without the approval of stockholders.

         The Fund may not issue senior securities, borrow money or pledge its assets, except that it may borrow from banks in amounts aggregating not more than 33 1/3% of the value of the Fund's total assets (calculated when the loan is made) to take advantage of investment opportunities and may pledge up to 33 1/3% of the value of its total assets to secure such borrowings. The Fund may purchase securities on margin pursuant to margin arrangements with banks up to the limits set forth above for bank borrowings. The Fund is also authorized to borrow an additional 5% of its total assets without regard to the foregoing limitations for temporary purposes such as clearance of portfolio transactions and share redemptions.

         The use of borrowings by the Fund may involve leverage that creates an opportunity for increased net income, but also creates special risks. In particular, if the Fund borrows or otherwise uses leverage to invest in securities, any investment gains made on the securities in excess of interest or other amounts paid by the Fund will cause the net asset value of the Fund's shares to rise faster than would otherwise be the case. On the other hand, if the investment performance of the additional securities purchased fails to cover their cost (including any interest paid on borrowed money) to the Fund, the net asset value of the Fund's shares will decrease faster than would otherwise be the case.

         To reduce these risks, the Fund will limit its borrowings to 33 1/3% of the value of its total assets. If the Fund's asset coverage for borrowings falls below 300%, the Fund will take prompt action to reduce its borrowings.

         The Fund retains the flexibility to respond promptly to changes in market conditions and no minimum percentage of the Fund's assets must be invested in DEM-TM- Companies at any time. Accordingly, during periods when the Investment Advisor believes a temporary defensive posture in the market is warranted, the Fund has reserved the right to invest a significant proportion or all of its assets in the securities of non-DEM-TM- Companies that otherwise meet the Fund's investment objectives, or alternatively, the Fund may hold cash (U.S. dollars) and/or invest any portion or all of its assets in high quality short-term debt securities and money market instruments. The securities of non-DEM-TM- Companies that otherwise meet the Fund's investment objectives may or may not involve less risk than DEM-TM- Companies. Accordingly, to the extent that the Fund adopts a temporary defensive posture in which it invests in non-DEM-TM- Companies, the Fund's investments will continue to present significant risks. See "RISK FACTORS--Investment in Small Companies, --Non-Publicly Traded Securities," --Non-Diversified Status." The decision to adopt a temporary defensive posture may be affected by such factors as market conditions generally, the Investment Advisor's views on the direction of movement of the stock prices of specific targeted portfolio companies and other related factors It is impossible to predict when or for how long the Fund will employ defensive strategies, and to the extent it is so invested, the Fund may not achieve its investment objectives. The Fund will also invest in the instruments described above pending investment of the net proceeds of this offering.

         The Fund may invest up to 15% of its total assets, represented by the premium paid, in the purchase of call and put options in respect of specific securities in which the Fund may invest. The Funds may write covered call and put option contracts to the extent of 15% of the value of its net assets at the time such option contracts are written. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at the exercise price at any time during the option period. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at the exercise price at any time during the option period. A covered call option sold by the Fund, which is a call option with respect to which the Fund owns the underlying security, exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security which might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option sold by the Fund exposes the Fund during the term of the option to a decline in price of the underlying security. A put option sold by the Fund is covered when, among other things, cash or liquid securities are placed in a segregated account with the Fund's custodian to fulfill the obligation undertaken.

         To close out a position when writing covered options, the Fund may make a "closing purchase transaction," which involves purchasing an option on the same security with the same exercise price and expiration date as the option which it has previously written on the security. To close out a position as a purchaser of an option, the Fund may make a "closing sale transaction," which involves liquidating its position by selling the option previously purchased. The Fund will realize a profit or loss from a closing purchase or sale transaction depending upon the difference between the amount paid to purchase an option and the amount received from the same thereof. The Fund intends to treat options in respect of specific securities that are not traded on a national securities exchange or the Nasdaq National Market and the securities underlying covered call options written by the Fund as Illiquid Securities subject to the Fund's investment limitation on Illiquid Securities set forth above.

         The Fund may, but is not required to, utilize various investment techniques for hedging, risk management and other investment purposes. These investment techniques may include, but are not limited to, lending of portfolio securities and entering into "repurchase agreements." Up to 20% of the Fund's assets may be invested pursuant to such techniques for hedging and risk management purposes or when, in the opinion of the Investment Advisor, such techniques can be expected to yield a higher investment return than other investment options.

         To the extent that the Fund seeks to increase its income by lending portfolio securities, such securities loans will be secured by collateral in cash, cash equivalents, U.S. government securities, or such other collateral as may be permitted under the Fund's investment program and by regulatory agencies. The Fund may enter into repurchase agreements pertaining to the securities in which it may invest with securities dealers or member banks of the Federal Reserve System. Repurchase agreements facilitate portfolio management and allow the Fund to earn additional revenue. If the Fund enters into repurchase agreements, it will do so in order to increase liquidity or as a temporary investment while the Fund is evaluating the acquisition of suitable investments. See "INVESTMENT PROGRAM" in the Statement of Additional Information.

         The Fund's investment policy of not investing in foreign securities (including American Depository Receipts) is a fundamental policy which it may not change without the approval of the holders of a majority of its outstanding voting securities. For more information about the Fund and its investment objectives and policies, including fundamental policies, see "INVESTMENT PROGRAM" in the Statement of Additional Information.


                                     RISK FACTORS

         INVESTORS SHOULD CONSIDER THE FOLLOWING RISK FACTORS ASSOCIATED WITH AN INVESTMENT IN THE FUND.

         An investment in the Fund's shares does not constitute a complete investment program since it involves the greater market risks inherent in seeking higher returns and is not recommended for short-term or risk averse investors. No assurance can be given that securities of small emerging companies will appreciate, that a sufficient number of appropriate investments will be available or that the Fund's particular investment choices will be successful. The prices of securities in which the Fund may invest may also be more volatile than securities of issuers with larger market capitalizations and the Fund's net asset value may therefore be subject to greater fluctuation than other investment companies that invest in equity securities.

INVESTMENT IN SMALL COMPANIES

         Because the Fund intends to invest substantially all of its assets in securities of emerging companies with small market capitalizations, an investor should be aware of certain special considerations and risk factors relating to investments in such companies. No assurance can be given that securities of small emerging companies will appreciate, that a sufficient number of appropriate investments will be available or that the Fund's particular investment choices will be successful. Investors should also be aware of considerations and risks relating to the Fund's investment practices. An investment in the Fund should not itself be considered a balanced investment program and is intended to provide diversification as part of a more complete investment program. The Fund is intended for long-term investors not seeking current income, who have the financial ability to accept greater investment risk in exchange for the potential of higher than average, long-term capital appreciation.

         Investing in small capitalization stocks can involve greater risk than is customarily associated with investing in securities of larger, more established companies. Small emerging companies may be subject to greater earnings fluctuation, lack of established markets for products or services, more limited financial resources and less depth of experienced management.
Securities of small emerging companies generally have more limited marketability and may be subject to greater price volatility than securities of larger companies. They may be dependent for management on one or a few key persons, and can be more susceptible to losses and risks of bankruptcy. Transaction and trading costs in smaller capitalization stocks may be higher than those of larger capitalization companies, primarily because of more limited volumes and fewer active market makers. These risks are in addition to the risks normally associated with any strategy seeking capital appreciation by investing in a portfolio of equity securities. Furthermore, such companies are often traded on markets such as the OTC Bulletin Board-SM- and the Pink Sheets-SM- where the trading market is thinner and the spread between bid and offer prices is often larger than on the major exchanges or Nasdaq system. The nature of these trading markets subjects the Fund to the risk that should the need arise to rapidly liquidate its position in such securities, for example to cover net redemptions, the Fund's activities could aversely affect the market price of such securities, resulting in a requirement that the Fund sell its position below the price that is deemed to be representative of their value and, accordingly, the value of the Fund's net assets could be adversely affected.

NON-PUBLICLY TRADED AND ILLIQUID SECURITIES

         The Fund may invest up to 15% of its net assets in Illiquid
Securities, which term includes securities that are illiquid by virtue of the absence of a readily available market and securities that are restricted securities as defined in Rule 144 under the Securities Act. Illiquid Securities include securities which have not been registered under the Securities Act, sometimes referred to as private placements, and are purchased directly from the issuer or in the secondary market. Illiquid Securities may involve a high degree of business and financial risk and may result in substantial losses. These securities are less liquid than publicly traded securities, and the Fund may take longer to liquidate these positions than would be the case for publicly traded securities. Although these securities may be resold in privately negotiated transactions, the prices realized on such sales could be less than those originally paid by the Fund. Further, companies whose securities are not publicly traded may not be subject to the disclosure and other investor protection requirements applicable to companies whose securities are publicly traded. The Fund's investment in Illiquid Securities is subject to the risk that should the Fund desire to sell any of these securities when a ready buyer is not available at a price that is deemed to be representative of their value, for example to cover net redemptions, the value of the Fund's net assets could be adversely affected. See "INVESTMENT PROGRAM--Non-Publicly Traded and Illiquid Securities" in the Statement of Additional Information.

LIMITED EXPERIENCE OF THE INVESTMENT ADVISOR

         The Investment Advisor has acted as investment manager for various balanced and equity portfolios and currently advises a money market fund that is a Series of the Company. Further, the Investment Advisor has acted and is currently acting as an investment advisor and manager for DEM, Inc., a closed-end, non-diversified management investment company which concentrates on DEM-TM- Company securities. However, prior to advising the Fund, the Investment Advisor had not acted as an advisor to an open-end management investment company investing in an equity portfolio.

NON-DIVERSIFIED STATUS

         The Fund is classified as non-diversified under the 1940 Act, which means that the Fund is not limited by that Act in the proportion of its assets that may be invested in the securities of a single issuer. However, the Fund intends to comply with the diversification requirements imposed by the U.S. Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company. See "TAXATION" in the Fund's Statement of Additional Information. As a non-diversified investment company, the Fund may invest a greater proportion of its assets in the obligations of a smaller number of issuers and, as a result, may be subject to greater risk with respect to its portfolio securities.

POTENTIAL CONFLICT OF INTEREST

         The Fund may utilize the Distributor, The Chapman Co., a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and a member of the NASD, in connection with the purchase or sale of portfolio securities in certain circumstances. The Investment Advisor is a wholly-owned subsidiary of the Distributor Mr. Nathan A. Chapman, Jr., the President and Chairman of the Board of Directors of the Company, is also the President and Chairman of the Board of Directors of the Investment Advisor and the Distributor See "MANAGEMENT--Investment Advisor" below and "MANAGEMENT" in the Fund's Statement of Additional Information. Mr. Chapman owns approximately 92% of the equity and has the right to cast approximately 99% of the votes entitled to be cast by stockholders of the Distributor Accordingly, these relationships represent a potential conflict of interest with respect to commissions and other fees on brokerage transactions conducted on the Fund's behalf by the Distributor.

A majority of the Company's Board of Directors are independent directors and such Directors have adopted procedures in compliance with the 1940 Act to address such conflict. See "MANAGEMENT" and "PORTFOLIO TRANSACTIONS" in the Fund's Statement of Additional Information.

USE OF LEVERAGE

         The use of borrowings by the Fund to carry out its investment objectives may involve leverage that creates an opportunity for increased net income, but also creates special risks. In particular, if the Fund borrows or otherwise uses leverage to invest in securities, any investment gains made on the securities in excess of interest or other amounts paid by the Fund will cause the net asset value of the Fund's shares to rise faster than would otherwise be the case. On the other hand, if the investment performance of the additional securities purchased fails to cover their cost (including any interest paid on borrowed money) to the Fund, the net asset value of the Fund's shares will decrease faster than would otherwise be the case.

                                      MANAGEMENT

BOARD OF DIRECTORS

         The Fund is managed by the Company's Board of Directors. All of the Directors are members of minority groups. The Board of Directors approves all significant agreements between the Fund and other Series of the Company and between the Fund and persons who furnish services to the Fund, including the Fund's agreements with the Investment Advisor and the Distributor. The Board of Directors delegates to the Company's officers and the Investment Advisor responsibility for day-to-day operations of the Fund. All of the officers of the Company are directors, officers or employees of the Investment Advisor and/or the Distributor.

THE INVESTMENT ADVISOR

         The Investment Advisor, Chapman Capital Management, Inc., has been retained under an investment advisory and administrative services agreement (the "Advisory Agreement") to provide investment advice and, in general, to conduct the management and investment program of the Fund in accordance with the Fund's investment objectives, policies, and restrictions and under the supervision and control of the Company's Board of Directors. The Investment Advisor was established in 1988 and is located at The World Trade Center - Baltimore, 401 East Pratt Street, 28th Floor, Baltimore, Maryland 21202. The Investment Advisor is a wholly-owned subsidiary of the Distributor, The Chapman Co. Nathan
A. Chapman, Jr., who is the controlling stockholder, President and Chairman of the Board of Directors of the Distributor, is President and Chairman of the Board of Directors of the Company and President and Chairman of the Board of Directors of the Investment Advisor.

         The Investment Advisor has sole investment discretion for the Fund and makes all decisions affecting assets in the Fund's portfolio under the supervision of the Company's Board of Directors and in accordance with the Fund's stated policies. The Investment Advisor selects investments for the Fund and places purchase and sale orders on behalf of the Fund. The Investment Advisor receives from the Fund an advisory fee at an annual rate of .9 of 1% of the value of the Fund's average weekly net assets during the preceding month payable monthly in arrears and an administration fee of .15 of 1% of the Fund's average weekly net assets during the preceding month payable monthly in arrears.


         The Investment Advisor has been in the investment advisory business since 1988 and has served as the investment advisor to a money market Series of the Company since 1988 and a closed-end non-diversified investment company investing in DEM-TM- Companies since 1995. In addition, the Investment Advisor serves as portfolio manager to private accounts. As of March 31, 1997, the Investment Advisor had approximately $375 million in assets under management.

PORTFOLIO MANAGEMENT

         Nathan A. Chapman, Jr. who has been the President and Chief Executive Officer of the Investment Advisor since 1988, is primarily responsible for management of the Fund's assets. Mr. Chapman is and has been the President and Chairman of the Board of Directors of the Company since its organization in 1988. Mr. Chapman also is and has been President and Chairman of the Board of Directors of DEM, Inc. since its inception in 1995. Mr. Chapman founded the Distributor, which owns the Investment Advisor, in 1987 and has been its President and Chairman of the Board since its inception. The Distributor is a full-service brokerage and investment banking firm. As Mr. Chapman is the chief executive officer of a brokerage and investment banking firm, he does not devote his full time to the management of the Fund's portfolio.

THE DISTRIBUTOR

         The Distributor, The Chapman Co., is a registered broker-dealer and a member of the NASD. The Distributor is located at The World Trade Center--Baltimore, 401 E. Pratt Street, 28th Floor, Baltimore, Maryland 21202. The Distributor receives a fee for stockholder servicing and distribution services at an annual rate of up to a total of .75% (up to .25% service fee and
 .50% distribution fee) of the average daily net assets of the Fund attributable to the Investor Shares pursuant to a distribution plan (the "Distribution Plan") adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act. The Distributor has voluntarily limited such fee during the first fiscal year of the Fund to an aggregate of .50% (.25% service fee and .25% distribution fee) of average daily net assets; however, there can be no assurance that the Distributor will continue to voluntarily limit the amount of such fee in the future. Amounts paid to the Distributor under the Distribution Plan may be used by the Distributor to cover expenses that are primarily intended to result in, or that are primarily attributable to, (i) the sale of the shares of the Fund, (ii) ongoing servicing and/or maintenance of the accounts of the Fund's stockholders, and (iii) sub-transfer agency services, sub-accounting services or administrative services related to the sale of the shares of the Fund, all as set forth in the Distribution Plan. Payments under the Distribution Plan are not tied exclusively to the distribution expenses actually incurred by the Distributor and the payments may exceed distribution expenses actually incurred. The Board of Directors of the Company evaluates the appropriateness of the Distribution Plan on a continuing basis and in doing so considers all relevant factors, including expenses borne by the Distributor and amounts received under the Distribution Plan.

         The Distributor or its affiliates may, at their own expense, provide promotional incentives to parties who support the sale of shares of the Fund, consisting of securities dealers who have sold Fund shares or others, including banks and other financial institutions, under special arrangements. In some instances, these incentives may be offered only to certain institutions whose representatives provide services in connection with the sale or expected sale of significant amounts of Fund shares.

         Listed below are persons affiliated with both the Company and the Distributor.

--------------------------------------------------------------------------------
        Name and                     With                        With
Principal Business Address       Distributor                   Company
--------------------------------------------------------------------------------
Nathan A. Chapman, Jr.             Director,                   Director,
The Chapman Co.                    President,                  President
401 East Pratt Street       Chief Executive Officer,
28th Floor                         Treasurer
Baltimore, MD 21202
--------------------------------------------------------------------------------
Bonnie Shay Gillette              Secretary                   Secretary
The Chapman Co.
401 East Pratt Street
28th Floor
Baltimore, Maryland 21202
--------------------------------------------------------------------------------

EXPENSES

         The Investment Advisor bears all expenses in connection with the performance of its advisory and administrative services. The Company bears all expenses incurred in its operations. Expenses attributable to the Company, but not to a particular Series, will be allocated to each Series on the basis of relative net assets. Similarly, expenses attributable to a particular Series, but not to a particular class, will be allocated to each class thereof on the basis of relative net assets. General Company expenses may include but are not limited to: insurance premiums; Director fees; expenses of maintaining the Company's legal existence; and fees of industry organizations. General Series expenses may include but are not limited to: audit fees; brokerage commissions; registration of the shares of a Series with the SEC and notification fees to the various state securities commissions; fees of the Series' Administrator, Custodian and Transfer Agent or other "service providers," costs of obtaining quotations of portfolio securities; and pricing of Series shares.

         Class-specific expenses relating to distribution fee payments associated with a Rule 12b-1 plan for a particular class of shares and any other costs relating to implementing or amending such plan (including obtaining stockholder approval of such plan or any amendment thereto), will be borne solely by stockholders of such class or classes. Other expense allocations which may differ among classes, or which are determined by the Board of Directors to be class-specific, may include but are not limited to: printing and postage expenses related to preparing and distributing required documents such as stockholder reports, prospectuses, and proxy statements to current stockholders of a specific class; SEC registration fees and state "blue sky" fees incurred by a specific class; litigation or other legal expenses relating to a specific class; Director fees or expenses incurred as a result of issues relating to a specific class; and different transfer agency fees attributable to a specific class.

         Notwithstanding the foregoing, the Investment Advisor or other service provider may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1904 Act.

BROKERAGE

         The Distributor may effect brokerage transactions for the Fund in compliance with the requirements of the 1940 Act.

CUSTODIAN

         UMB Bank, NA, 928 Grand Avenue, Kansas City, Missouri 64141-6226, serves as custodian for the Fund's portfolio securities.

TRANSFER AND DIVIDEND PAYING AGENT AND ACCOUNTING AGENT

         FPS Services, Inc., 3200 Horizon Drive, PO Box 61503, King of Prussia, Pennsylvania 19406, (800) 992-8151, serves as transfer and dividend paying agent and accounting agent (the "Transfer Agent") for the Fund's shares pursuant to an Investment Company Services Agreement. FPS Services, Inc. performs the following duties in its capacity as Transfer Agent to the Fund: maintains the records of stockholder's accounts; answers stockholder inquiries concerning accounts; processes purchases and redemptions of Fund shares; acts as dividend and distribution disbursing agent; and performs other stockholder service functions. Stockholder inquiries should be addressed to the Transfer Agent at
(800) 992-8151. As accounting agent, FPS Services, Inc. performs certain accounting and pricing services for the Fund, including the daily calculation of the Fund's net asset value. For its transfer and dividend paying agency services under the Investment Company Services Agreement, the Transfer Agent is compensated by a monthly fee calculated according to a fee schedule approved by the Board of Directors of the Company.

                                  PURCHASE OF SHARES

         Investor Shares of the Fund may be purchased directly from the Fund at the net asset value per share, plus the applicable sales load, next determined after receipt of the order in proper form by the Transfer Agent. There is a sales load in connection with the purchase of shares which is reduced on purchases involving large amounts and which may be eliminated in certain circumstances described under PURCHASE OF SHARES--Purchase Price." The Fund reserves the right to reject any purchase order and to suspend the offering of shares of the Fund. The Fund will not accept a check endorsed over by a third-party. The minimum initial investment is $500, and the minimum subsequent is $100. The Fund reserves the right to vary the initial investment minimum and minimums for additional investments at any time.

         Purchase orders for Investment Shares of the Fund which are received by the Transfer Agent in proper form prior to the close of regular trading hours on the New York Stock Exchange, Inc. (the "NYSE") (currently 4:00 p.m. Eastern time) on any day that the Fund calculates its net asset value, are priced according to the net asset value determined on that day. Purchase orders for shares of the Fund received after the close of the NYSE on a particular day are priced as of the time the net asset value per share is next determined.

         Purchases may be made in one of the following ways:

PURCHASES BY MAIL

         Investor Shares may be purchased initially by completing the Investment Application included in this Prospectus and mailing it to the Transfer Agent, together with a check payable to Domestic Emerging Markets Equity Fund Investor Shares, c/o FPS Services, Inc., 3200 Horizon Drive, PO Box 61503, King of Prussia, PA 19406-0903. All checks for purchase or shares must be drawn on U.S. banks and payable in U.S. dollars.

         Subsequent investments in an existing account in the Fund may be made at any time by sending a check payable to Domestic Emerging Markets Equity Fund Investor Shares, c/o United Missouri Bank KC, NA, PO Box 412797, Kansas City, MO 64141-2797. Please enclose the stub of your account statement along with the amount of the investment and the name of the account for which the investment is to be made and the account number. Please note: A $20 fee will be charged to your account for any payment check returned to the Custodian.

PURCHASES THROUGH BROKER/DEALERS

         The Fund may accept telephone orders from broker-dealers or service organizations which have been previously approved by the Fund. It is the responsibility of such broker-dealers or service organizations to promptly forward purchase orders and payments for the same to the Fund. Shares of the Fund may be purchased through broker-dealers, banks and bank trust departments who may charge the investor a transaction fee or other fee for their services at the time of purchase.

         Wire orders for shares of the Fund received by the Transfer Agent prior to 4:00 p.m., Eastern Time, are confirmed to that day's public offering price. Orders received by the Transfer Agent after 4:00 p.m., Eastern Time, are confirmed at the public offering price on the following business day.

PURCHASE PRICE

         Shares of the Fund are offered at the public offering price which is the net asset value per share, plus any applicable sales charge. The sales charge is a variable percentage of the offering price depending upon the amount of the sale. No sales charge will be assessed on the reinvestment of distributions. The sales charge will be assessed as follows:

--------------------------------------------------------------------------------
                                              TOTAL SALES LOAD
--------------------------------------------------------------------------------
AMOUNT OF TRANSACTION            AS A % OF     AS A % OF NET        DEALER'S
                              OFFERING PRICE       AMOUNT         REALLOWANCE
                                                  INVESTED          AS A % OF
                                                                 OFFERING PRICE
--------------------------------------------------------------------------------
$50,000 and less                  4.75%             4.55%            4.25%
--------------------------------------------------------------------------------
$50,000.01 to $100,000.00         4.25%             4.07%            3.75%
--------------------------------------------------------------------------------
$100,000.01 to $250,000.00        3.75%             3.61%            3.25%
--------------------------------------------------------------------------------
$250,000.01 to $500,000.00        3.25%             3.14%            3.00%
--------------------------------------------------------------------------------
$500,000.01 to $750,000.00        2.75%             2.67%            2.50%
--------------------------------------------------------------------------------
$750,000.01 to $1,000,000.00      2.25%             2.20%            2.00%
--------------------------------------------------------------------------------
$1,000,000.01 and above           1.25%             1.23%            1.00%
--------------------------------------------------------------------------------

         The Distributor will pay the appropriate dealer concession to those selected dealers who have entered into an agreement with the Distributor. The dealer's concession may be changed from time to time. The Distributor may from time to time offer incentive compensation to dealers (which sell shares of the Fund subject to sales charges) allowing such dealers to retain an additional portion of the sales load. A dealer who receives all of the sales load may be considered an "underwriter" under the Securities Act of 1933, as amended. All such sales charges are paid to the securities dealer involved in the trade. The foregoing schedule of sales charges applies to single purchases and to purchase made under a Letter of Intent and pursuant to the Rights of Accumulation, both of which are described below.

RIGHT OF ACCUMULATION

         Reduced sales loads apply to any purchase of Investor Shares by an investor where the aggregate investment in Investor Shares including such purchase, is $100,000 or more. If, for example, an investor previously purchased and still holds Investor Shares, with an aggregate current market value of $40,000 and subsequently purchases Investor Shares having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4.25% of the offering price. All present holdings of Investor Shares may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase. To qualify for reduced sales loads, at the time of a purchase an investor must notify the Transfer Agent. The reduced sales load is subject to confirmation of an investor's holdings through a check of appropriate records.

LETTER OF INTENT

         By signing a Letter of Intent form, available from the Distributor or the Transfer Agent, an investor becomes eligible for the reduced sales load applicable to the total number of Investor Shares purchased in a 13-month period (beginning up to 90 days prior to the date of execution of the Letter of Intent) pursuant to the terms and conditions set forth in the Letter of Intent less any redemptions by such investor during such period. A minimum initial purchase of $5,000 is required. To compute the applicable sales load, the offering price of Investor Shares you hold (on the date of submission of the Letter of Intent) that may be used toward "Right of Accumulation" benefits described above may be used as a credit toward completion of the Letter of Intent.

         The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent for payment of a higher sales load if the investor does not purchase the full amount indicated in the Letter of Intent. The escrow will be released when the investor fulfills the terms of the Letter of Intent by purchasing the specified amount. Assuming completion of the total minimum investment specified under a Letter of Intent, an adjustment will be made to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to the submission of the Letter of Intent. In addition, if the investor's purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect the investor's total purchase at the end of 13 months.

    If the total purchases are less than the amount specified, the investor will be requested to remit an amount equal to the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made. If such remittance is not received within 20 days, the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Investor Shares held in escrow to realize the difference. Signing a Letter of Intent does not bind the investor to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but the investor must complete the intended purchase to obtain the reduced sales load. At the time an investor purchases Investor Shares, he or she must indicate his or her intention to do so under a Letter of Intent.

PURCHASES BY WIRE

         To order Investor Shares by wiring federal funds, the Transfer Agent must first be notified by calling (800) 662-0201 to request an account number and furnish the Fund with your tax identification number. Following notification to the Transfer Agent, federal funds and registration instructions should be wired through the Federal Reserve System to:

                              UNITED MISSOURI BANK KC NA
                                   ABA #10-10-00695
                               FOR:  FPS SERVICES, INC.
                                  A/C 98-7037-071-9
             FBO "Domestic Emerging Markets Equity Fund Investor Shares"
                  ACCOUNT OF (EXACT NAME(S) OF ACCOUNT REGISTRATION)
                             STOCKHOLDER ACCOUNT #______

A completed application with signature(s) of registrant(s) must be filed with the Transfer Agent immediately subsequent to the initial wire. Investors should be aware that some banks may impose a wire service fee. Stockholders may be subject to 31% withholding if original application is not received.

                                 REDEMPTION OF SHARES

         Stockholders may redeem their Investor Shares without charge on any business day that the NYSE is open. See "NET ASSET VALUE." Redemptions will be effective at the net asset value per share next determined after the receipt by the Transfer Agent of a redemption request meeting the requirements described below. The Fund normally sends redemption proceeds on the next business day, but in any event redemption proceeds are sent within seven calendar days of receipt of a redemption request in proper form. Payment may also be made by wire directly to any bank previously designated by the stockholder in a stockholder account application. There is a $9.00 charge for redemptions by wire. Please note that the stockholder's bank also may impose a fee for wire service. The Fund will honor redemption requests of stockholders who recently purchased shares by check, but will not mail the proceeds until it is reasonably satisfied that the purchase check has cleared, which may take up to fifteen days from the purchase date, at which time the redemption proceeds will be mailed to the stockholder. To avoid delays of this kind, you may wish to purchase by wire if you are planning on redeeming your shares in the near future.

         Except as noted below, redemption requests received in proper form by the Transfer Agent prior to the close of regular trading hours on the NYSE on any business day that the Fund calculates its per share net value are effective that day.

         Redemption requests received after the close of the NYSE are effective as of the time the net asset value per share is next determined.

         Investor Shares of the Fund may be redeemed through certain brokers, financial institutions or service organizations, banks and bank trust departments who may charge the investor a transaction fee or other fee for their services at the time of redemption. Such fees would not otherwise be charged if the shares were directly redeemed from the Fund.

         The Fund will satisfy redemption requests in cash to the fullest extent feasible, so long as such payments would not, in the opinion of the Investment Advisor or the Board of Directors, result in the necessity of the Fund selling assets under disadvantageous conditions and to the detriment of the remaining stockholders of the Fund.

         Pursuant to the Company's Charter, payment for shares redeemed may be made either in cash or in-kind, or partly in cash and partly in-kind. However, the Fund has elected, pursuant to Rule 18f-1 under the 1940 Act, to redeem its shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund, during any 90 day period for any one stockholder. Payments in excess of this limit will also be made wholly in cash unless the Board of Directors believes that economic conditions exist which would make such a practice detrimental to the best interests of the Fund. Any portfolio securities paid or distributed in-kind would be valued as described under "NET ASSET VALUE." In the event that an in-kind distribution is made, a stockholder may incur additional expenses, such as the payment of brokerage omissions, on the sale or other disposition of the securities received from the Fund. In-kind payments need not constitute a cross-section of the Fund's portfolio. Where a stockholder has requested redemption of all or a part of the stockholder's investment, and where the Fund completes such redemption in-kind, the Fund will not recognize gain or loss for federal tax purposes, on the securities used to complete the redemption but the stockholder will recognize gain or loss equal to the difference between the fair market value of the securities received and the stockholder's basis in the Fund shares redeemed. Investor Shares may be redeemed in one of the following ways:

REDEMPTION BY MAIL

         Shares may be redeemed by submitting a written request for redemption to the Transfer Agent at 3200 Horizon Drive, PO Box 61503, King of Prussia, PA 19406-0903.

         A written redemption request to the Transfer Agent must: (i) identify the stockholder's account number, (ii) state the number of shares or dollars to be redeemed and (iii) be signed by each registered owner exactly as the shares are registered. A redemption request for amounts above $25,000 or redemption requests for which proceeds are to be mailed somewhere other than the address of record, must be accompanied by signature guarantees. Signatures must be guaranteed by an "eligible guarantor institution" as defined in Rule 14Ad-15 under the Securities Exchange Act of 1934. Eligible guarantor institutions include banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. Broker-dealers guaranteeing signatures must be members of a clearing corporation or maintain net capital of at least $100,000. Credit unions must be authorized to issue signature guarantees. Signature guarantees will be accepted from any eligible guarantor institution which participates in a signature guarantee program. The

Transfer Agent may require additional supporting documents for redemptions made by corporations, executors, administrators, trustees and guardians.

         A redemption request will not be deemed to be properly received until the Transfer Agent receives all required documents in proper form. Questions with respect to the proper form for redemption requests should be directed to the Transfer Agent at (800) 662-0201.

REDEMPTION BY TELEPHONE

         Stockholders who have so indicated on the application, or have subsequently arranged in writing to do so, may redeem shares by instructing the Transfer Agent by telephone. In order to arrange for redemption by wire or telephone after an account has been opened, or to change the bank or account designated to receive redemption proceeds, a written request must be sent to the Transfer Agent at the address listed above.

         Neither the Fund nor any of its service contractors will be liable for any loss or expense in acting upon any telephone instructions that are reasonably believed to be genuine. In attempting to confirm that telephone instructions are genuine, the Fund will use such procedures as are considered reasonable, including requesting a stockholder to correctly state his or her Fund account number, the name in which his or her account is registered, his or her banking institution, bank account number and the name in which his or her bank account is registered. To the extent that the Fund fails to use reasonable procedures to verify the genuineness of telephone instructions, it and/or it service contractors may be liable for any such instructions that prove to be fraudulent or unauthorized.

         The Fund reserves the right to refuse a wire or telephone redemption if it is believed advisable to do so. Procedures for redeeming Fund shares by wire or telephone may be modified or terminated at any time by the Fund.

ADDITIONAL INFORMATION

         The Fund also reserves the right to involuntarily redeem an investor's account where the account is worth less than the minimum initial investment required when the account is established, presently $500. (Any redemption of shares from an inactive account established with a minimum investment may reduce the amount below the minimum initial investment, and could subject the account to redemption initiated by the Fund.) The Fund will advise the stockholder of such intention in writing at least sixty (60) days prior to effecting such redemption, during which time the stockholder may purchase additional shares in any amount necessary to bring the account back to $1,000. The Fund currently does not intend to exercise this right; however, no assurance can be made that the Fund will not determine to exercise this right in the future.

         If the Board of Directors determines that it would be detrimental to the best interest of the remaining stockholders of the Fund to make payment in cash, the Fund may pay the redemption price in whole or in part by distribution in kind of readily marketable securities, from the Fund, within certain limits prescribed by the U.S. Securities and Exchange Commission. Such securities will be valued on the basis of the procedures used to determine the net asset value at the time of the redemption. If shares are redeemed in kind, the redeeming stockholder will incur brokerage costs in converting the assets into cash.

         Securities are valued through valuations obtained from a commercial pricing service or at the most recent mean of the bid and asked prices provided by investment dealers in accordance with procedures established by the Board of Directors.

                                   NET ASSET VALUE

         The net asset value of shares of the Fund is determined each business day as of the close of trading on NYSE (currently 4:00 p.m. Eastern Time). For purposes of determining net asset value, any options and futures contracts will be valued 15 minutes after the close of trading on the floor of the NYSE. The NYSE is scheduled to be open Monday through Friday throughout the year except for certain Federal and other holidays. The net asset value per Investor Share of the Fund is calculated by adding the Investor Shares' pro rata share of the value of the Fund's assets, deducting the Investor Shares' pro rata share of the Fund's liabilities and the liabilities specifically allocated to Investor Shares and then dividing the result by the total number of outstanding Investor Shares. All securities for which market quotations are readily available are valued at the closing price quoted for the securities prior to the time of determination (but if bid and asked quotations are available, at the mean between the last current bid and asked prices, rather than the quoted closing price). Although the Fund seeks to take into account material changes in value occurring after the close of a market and before the time the Fund's net asset value is determined, there can be no assurance that it will always be able to do so. Securities that are traded over-the-counter are valued, if bid and asked quotations are available, at the mean between the current bid and asked prices. If bid and asked quotations are not available, then over-the-counter securities are valued through valuations obtained from a commercial pricing service or as determined in good faith by the Board of Directors. In making this determination the Board considers, among other things, publicly available information regarding the issuer, market conditions and values ascribed to comparable companies. In instances where the price determined above is deemed not to represent fair market value, the price is determined in such manner as the Board may prescribe. Investments in short-term debt securities having a maturity of 60 days or less are valued at amortized cost if their term of maturity from the date of purchase was less than 60 days, or by amortizing their value on the 61st day prior to maturity if their term to maturity from the date of purchase when acquired by the Fund was more than 60 days, unless this is determined by the Board of Directors not to represent fair value. All other securities and assets are taken at fair value as determined in good faith by the Board of Directors, although the actual calculation may be done by others. Income and expenses (including advisory and administration fees) are accrued daily and taken into account in computing net asset value.

                                      DIVIDENDS

         The Fund calculates its dividends, if any, from net investment income. Net investment income includes interest accrued and dividends earned on the Fund's portfolio securities for the applicable period less applicable expenses. The Fund declares dividends, if any, from its net investment income quarterly and net realized short-term and long-term capital gains annually unless such capital gains are used to offset losses carried forward from prior years, in which case no such capital gains will be distributed.

         Dividends paid by the Fund with respect to Investor Shares and Institutional Shares are calculated in the same manner and at the same time. Both classes will share proportionately in the investment income and expenses of the Fund, except that the per share dividends of Investor Shares will differ from the per share dividends of Institutional Shares as a result of additional distribution expenses applicable to Investor Shares.

         Unless an investor instructs the Fund to pay dividends or distributions in cash, dividends and distributions will automatically be reinvested in additional Investor Shares of the Fund at net asset value. The election to receive dividends in cash may be made on the account Application or subsequently, by writing to the Transfer Agent at FPS Services, Inc., 3200 Horizon Drive, PO Box 61503, King of Prussia, Pennsylvania 19406, or by calling the Transfer Agent at (800) 992-8151. Any check in payment of dividends or other distributions which cannot be delivered by the Post Office or which remains uncashed for a period of more than one year may be reinvested in the stockholder's account at the then current net asset value and the dividend option may be changed from cash to reinvest. Dividends are reinvested on the ex-dividend date at the net asset value determined at the close of business on that date. Please note that shares purchased shortly before the record date for a dividend or distribution may have the effect of returning capital although such dividends and distributions are subject to taxes.

                                        TAXES

         The following discussion reflects applicable tax laws as of the date of this Prospectus.

TAXATION OF THE COMPANY

         The Company has elected and intends to qualify each year to be treated as a regulated investment company (a "RIC") for federal income tax purposes in accordance with Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In order to so qualify, the Company as a whole (see "OTHER INFORMATION--Capital Stock"), must satisfy certain tests regarding the source of its income, diversification of its assets and distribution of its income. If the Company otherwise qualifies as a regulated investment company and the Company distributes to its stockholders at least 90% of its investment company taxable income, then the Company will not be subject to federal income tax on the income so distributed. However, the Company would be subject to corporate income tax on any undistributed income.
If the Company is a personal holding company (a "PHC"), then the federal corporate income tax will be applied at the highest rate of tax specified in
Section 11(b) of the Code, currently 35%, with respect to any such undistributed income (in addition to the possible imposition of the personal holding company tax, described in Section 541 of the Code equal to 39.6% of undistributed personal holding company income (generally for this purpose the full amount of any undistributed income.)) The Company would be a PHC, generally, if at any time during the last half of its taxable year more than 50% in value of its outstanding stock is owned, directly or indirectly, by or for not more than 5 individuals. In addition, the Company will be subject to a nondeductible 4% excise tax on the amount by which the amount it distributes in any calendar year is less than a statutorily designated, required amount of its regulated investment company income and its capital gain net income (generally 98%).

         If in any year the Company should fail to qualify under Subchapter M as a regulated investment company, the Company would incur a regular corporate income tax upon its taxable income for the year, and the entire amount of each Series' distribution would generally be characterized as ordinary income.

TAXATION OF STOCKHOLDERS

    DISTRIBUTIONS

         In general, all distributions to stockholders attributable to the Company's investment company taxable income will be taxable as ordinary income whether paid in cash or reinvested in additional shares of such Series.

         Although no Series of the Company expects to realize significant net capital gains, to the extent the Company does realize net capital gains, it intends to distribute such gains annually and designate them as capital gain dividends. Long-term capital gains dividends are taxable to stockholders as long-term capital gains, whether paid in cash or reinvested in additional shares of a Series, regardless of how long a stockholder has held such shares.

         Stockholders receiving distributions in the form of additional shares of a Series will be treated for federal income tax purposes as having received the amount of cash used to purchase such shares. In general, the basis of such shares will equal the price paid for such shares.

    SALES OF SHARES

         In general, if a share of a Series is redeemed, the stockholder will recognize gain or loss equal to the difference between the amount realized on the sale and the stockholder's adjusted basis in the share. Any gain or loss realized upon a sale of shares by a stockholder who is not a dealer in securities will generally be treated as capital gain or loss and capital gain or loss will be long-term capital gain or loss if the shares that were sold had been held for more than one year. However, any loss recognized by a stockholder on shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received by the stockholder and the stockholder's share of undistributed net capital gain. In addition, any loss realized on a sale of shares will be disallowed to the extent the shares disposed of are replaced within a period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

    BACKUP WITHHOLDING

         The Company may be required to withhold federal income tax at the rate of 31% of any dividend or redemption payments made to certain stockholders if such stockholders have not provided a correct taxpayer identification number and certain required certifications to the Company, or if the Secretary of the Treasury notifies the Company that the taxpayer identification number provided by a stockholder is not correct or that the stockholder has previously underreported its interest and dividend income. Stockholders can credit such withheld income taxes against their income tax liabilities.

         The foregoing discussion is a summary of certain of the current federal income tax laws regarding the Company and investors in the shares of a Series and does not deal with all of the federal income tax consequences applicable to the Company, or to all categories of investors, some of which may be subject to special rules. Prospective investors should consult their own tax advisers regarding the federal, state, local, foreign and other tax consequences to them of investments in a Series of the Company. For additional tax information, see "TAXATION" in the Fund's Statement of Additional Information.

                                  OTHER INFORMATION

CAPITAL STOCK

         The Company was incorporated on November 22, 1988 under the laws of the State of Maryland under the name The Chapman Funds, Inc. It is a registered open-end, management investment company under the 1940 Act set up as a "series fund" which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A stockholder of one Series is not deemed to be a stockholder of any other Series. The

Fund is non-diversified under the 1940 Act. See "RISK FACTORS--Non-Diversified Status." The Company's charter authorizes the Board to issue 10 billion full and fractional shares of common stock, par value $.001 per share, of which 1 billion shares are designated Domestic Emerging Markets Equity Fund Investor Shares. Under the Company's charter documents and Maryland law, the board has the power to classify or reclassify any unissued shares of the Company into one or more additional classes by setting or changing in any one or more respects their relative rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption. The Board may similarly classify or reclassify any class of its shares into one or more series and, without stockholder approval, may increase the number of authorized shares of the Company. All shares of the Fund, when issued, will be fully paid and nonassessable.

         The Fund offers a separate class of shares, the Institutional Shares, to institutions through a separate prospectus. Shares of each class represent equal pro rata interests in the Fund and accrue dividends and calculate net asset value and performance quotations in the same manner.

         All shares of the Company have equal voting rights and will be voted in the aggregate, and not by class, except where class voting is required by law or the matter affects only one class. There is no provision for cumulative voting.

         The Company is not required under Maryland law to hold annual meetings of stockholders for the election of Directors and currently does not intend to do so. Stockholders have the right to call for a meeting to consider the removal of one or more of the Company's Directors if the request is made in writing by the holders of at least 10% of the Company's outstanding voting securities. The Company will assist in calling the meeting as required under the 1940 Act.

         Stockholders of record will receive unaudited semi-annual reports and an annual report containing financial statements audited by independent auditors.

STOCKHOLDER INQUIRIES

         Investors may write or call the Distributor or the Transfer Agent at the addresses and telephone numbers on the back cover of this Prospectus with any questions relating to their investment.

CONTROLLING STOCKHOLDER

         As of August 5, 1997, the Investment Advisor owns one Investor Share and one Institutional Share of the Fund which comprises 100% of the Fund's outstanding Common Stock. Because one stockholder owns in excess of 25% of the issued and outstanding Common Stock of the Fund as of August 5, 1997, such stockholder is deemed to control the Fund. Accordingly, such stockholder has significant power to affect the affairs of the Fund or to determine or influence the outcome of matters submitted to a vote of the stockholders of the Fund.

         The Investment Adviser is a wholly-owned subsidiary of the Distributor, The Chapman Co. Nathan A. Chapman, Jr., who is the controlling stockholder of The Chapman Co. is a controlling person (as that term is defined under the 1940 Act) of The Chapman Co. and, therefore, a controlling person of the Investment Adviser.

                        DOMESTIC EMERGING MARKETS EQUITY FUND
                                   INVESTOR SHARES

                                      PROSPECTUS

                                     [   ], 1997

                                  Investment Advisor

                           CHAPMAN CAPITAL MANAGEMENT, INC.
                            World Trade Center - Baltimore
                          401 East Pratt Street, 28th Floor
                              Baltimore, Maryland  21202
                                    (410) 625-9656

               Transfer and Dividend Paying Agent and Accounting Agent

                                  FPS SERVICES, INC.
                                  3200 Horizon Drive
                                     PO Box 61503
                         King of Prussia, Pennsylvania 19406
                                    (800) 992-8151

                                      Custodian

                                     UMB BANK, KC
                                   928 Grand Avenue
                          Kansas City, Missouri  64141-6226

                                     Distributor

                                   THE CHAPMAN CO.
                            World Trade Center - Baltimore
                          401 East Pratt Street, 28th Floor
                              Baltimore, Maryland  21202
                                    (410) 625-9656




         No person is authorized to make any representations in connection with this offering other than those included in this Prospectus or in supplemental sales literature issued by the Fund or its Distributor.

                              SUBJECT TO COMPLETION
               Preliminary Prospectus dated:  [           ], 1997
                            [                ], 1997

                      DOMESTIC EMERGING MARKETS EQUITY FUND
                              INSTITUTIONAL SHARES


     The Domestic Emerging Markets Equity Fund (the "Fund"), is a series of The Chapman Funds, Inc. (the "Company"), an open-end, management investment company, known as a series fund (the Fund and each other series of the Company are herein referred to as a "Series"). The Fund is a non-diversified portfolio that seeks aggressive long-term growth through capital appreciation through investment in Domestic Emerging Markets -TM- that it believes are positioned for growth. "Domestic Emerging Markets -TM-" are companies that are controlled by African Americans, Asian Americans, Hispanic/Latino Americans or women that are located in the United States and its territories ("DEM-TM- Companies"). Both capital appreciation and income will be considered in the selection of investments, but primary emphasis will be on capital appreciation. BECAUSE OF THE NATURE OF THE FUND'S INVESTMENTS AND CERTAIN STRATEGIES IT MAY USE, AN INVESTMENT IN THE FUND INVOLVES CERTAIN RISKS AND MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

     The Fund offers two classes of shares, Investor Shares and Institutional Shares. Institutional Shares are offered by this Prospectus. Institutional Shares have no load; however, individual investors may purchase Institutional Shares only through institutional stockholders of record, broker-dealers, financial institutions, depository institutions, retirement plans and other financial intermediaries ("Institutions"). The Institutional Shares impose a 12b-1 fee of up to .25% per annum, which is the economic equivalent of a sales charge and the minimum initial investment in Institutional Shares is currently $25,000 with no minimum subsequent investment. The Fund's Investor Shares are available for purchase by individuals directly and are offered by a separate prospectus.

     This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing and should be retained for
future reference.  A Statement of Additional Information dated [    ], 1997,
containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the "SEC") and is hereby incorporated by reference in its entirety into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling The Chapman Co. at (800) 752-1013.

                                TABLE OF CONTENTS

                    Fund Expenses. . . . . . . . . . . .   2
                    Investment Objectives. . . . . . . .   3
                    Risk Factors . . . . . . . . . . . .   8
                    Management . . . . . . . . . . . . .  11
                    Purchase of Shares . . . . . . . . .  15
                    Redemption of Shares . . . . . . . .  16
                    Net Asset Value. . . . . . . . . . .  19
                    Dividends. . . . . . . . . . . . . .  20
                    Taxes. . . . . . . . . . . . . . . .  21
                    Other Information. . . . . . . . . .  23


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS REGISTRATION STATEMENT AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY AN OFFER TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. UNDER NO CIRCUMSTANCES SHALL THIS REGISTRATION STATEMENT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                                  FUND EXPENSES

          The following table lists the costs and expenses an investor will incur either directly or indirectly as a stockholder of the Fund based on an estimate of the Fund's operating expenses for the current fiscal year:

STOCKHOLDER TRANSACTION EXPENSES                          DOMESTIC EMERGING
                                                          MARKETS EQUITY FUND
                                                          INSTITUTIONAL
                                                          SHARES
     Maximum Sales Load Imposed on Purchases
     (as a percentage of offering price) . . . . . . . . . -0-%

     Maximum Deferred Sales Load . . . . . . . . . . . . . -0-%

     Maximum Sales Load Imposed on Reinvested
     Dividends and other Distributions . . . . . . . . . . -0-%

     Redemption Fee
     (as a percentage of amount redeemed). . . . . . . . . -0-%

ANNUAL EXPENSES (as a percentage of net assets) (1)
     Management Fees . . . . . . . . . . . . . . . . . . .0.90%
     12b-1 Fees. . . . . . . . . . . . . . . . . . . . . .0.25%
     Other Expenses (2). . . . . . . . . . . . . . . . . .0.89%
     Total Fund Operating Expenses (estimated) . . . . . .2.04%
______________________

     (1)  See "MANAGEMENT."

     (2) Based upon estimated amounts of expenses for the Fund's current fiscal year.

               The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. These amounts are based upon payment by the Fund of operating expenses (excluding offering expenses) at the levels set forth in the table above.

               EXAMPLE

          An investor would pay the following expenses on a $1,000 investment assuming a 5% annual return, reinvestment of all dividends and distributions at net asset value and redemption at the end of the period:

                                  Institutional Shares

1 Year                                   $20.70
3 Years                                  $63.96

          The purpose of the foregoing table is to assist the investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. "Other Expenses" are based on estimated amounts for the current fiscal year. Long-term investors in the Fund could pay more in 12b-1 fees than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. (the "NASD") THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES OF THE FUND AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. Moreover, while the examples assume a 5% annual return, the Fund's performance will vary and may result in a return greater or less than 5%. For a further description of the various costs and expenses incurred in the Fund's operation, see "MANAGEMENT."

                              INVESTMENT OBJECTIVES

          The Fund seeks aggressive long-term growth through capital appreciation through investment in Domestic Emerging Markets -TM- that it believes are positioned for growth. "Domestic Emerging Markets -TM-" are companies that are controlled by African Americans, Asian Americans, Hispanic/Latino Americans or women that are located in the United States and its territories. Both capital appreciation and income are considered in choosing specific investments, but the primary emphasis is on capital appreciation. The Fund retains maximum flexibility as to the types of investments it may make and is permitted to invest in portfolio companies with large and small market capitalizations. Some of these investments may involve the purchase of securities directly from portfolio companies in initial or other public offerings of their securities. See "RISK FACTORS--Investment in Small Companies." The Fund's principal investment objective of long-term growth through capital appreciation through investment in Domestic Emerging Markets - TM- is not a "fundamental policy" of the Fund and can therefore be changed by the Company's Board of Directors without stockholder approval.

          In determining whether a specific portfolio company is "controlled" by African Americans, Asian Americans, Hispanic/Latino Americans or women, the Fund will apply the following criteria: at least 10% of the company's outstanding voting securities must be beneficially owned by members of one or more of the listed groups or at least one of the company's top five executive officers must be a member of one or more of the listed groups.

          The Fund will seek to identify businesses that are DEM-TM- Companies through research by Chapman Capital Management, Inc. (the "Investment Advisor").

Such research will include: requests to specific companies for details of their ownership and management; independent research for the details of specific companies' ownership and management including company visits and checks with government agencies for companies that have registered as minority or women-owned business enterprises or are recognized as such by government agencies; the review of business lists compiled by magazines and other publications which list DEM-TM- Companies; the examination of companies that generally market themselves as DEM-TM- Companies; and the review of annual reports and other regulatory filings.

          To achieve the Fund's investment objectives, the Fund invests in a wide variety of types of portfolio companies and seeks to identify those companies that are positioned for growth. Among other factors, the Investment Advisor considers a company's above average earnings growth, high potential profit margins, innovative products, high quality management, and competitive advantage in making investment decisions. The Fund believes that Domestic Emerging Markets -TM- represent one of America's fastest growing market segments and include well-diversified, high-growth segments of the economy including but not limited to communications, media/entertainment, environmental services, applied/advanced technology, financial services and value-oriented consuming.

          While the Fund invests in portfolio companies with large and small market capitalizations, the Fund believes that investing in small companies may offer the potential for significant long-term capital appreciation. Most of the Fund's investments are in marketable common stocks or marketable securities convertible into common stock traded on an exchange or in the over-the-counter markets. To the extent the Fund invests in companies with smaller market capitalizations, the securities of such companies may be traded in such over-the-counter markets as the OTC Bulletin Board-SM- and the Pink Sheets-SM-. See "RISK FACTORS--Investment in Small Companies."

          While the Fund intends to concentrate on publicly traded securities, it may also invest in non-publicly traded securities of DEM-TM- Companies, such as those of privately-held companies or private placements of public companies. The portion of the Fund's assets invested in these non-publicly traded securities will vary over time depending on investment opportunities and other factors; however, an investment in such securities will be considered illiquid and therefore be subject to the Fund's limitation on the purchase of illiquid securities. The Fund may not invest more than 15% of its net assets in illiquid securities, including securities that are illiquid by virtue of the absence of a readily available market and securities that are restricted securities as defined in Rule 144 under the Securities Act ("Illiquid Securities"). Illiquid Securities include securities which have not been registered under the Securities Act, sometimes referred to as private placements, and are purchased directly from the issuer or in the secondary market. The Fund will seek to invest in the securities of private companies that the Investment Advisor believes have the potential for above average capital appreciation in anticipation of their initial public offering. To the extent that the Fund is permitted to invest in Illiquid Securities, the Fund may be deemed to act as an underwriter to portfolio companies. See "RISK FACTORS--Non-Publicly Traded Securities" and "INVESTMENT PROGRAM--Non-Publicly Traded and Illiquid Securities" in the Statement of Additional Information.

          As an alternative to direct investments in Illiquid Securities, the Fund may invest up to 10% of its assets in private venture capital funds including United States private limited partnerships or other investment funds ("Private Funds") that themselves invest in Illiquid Securities. In selecting Private Funds for investment, the Fund's Investment Advisor seeks to invest in a mix of Private Funds that will provide an above average internal rate of return (I.E., the discount rate at which the present value of an investment's future cash inflows (dividend income and capital gains) are equal to the cost of the investment). The Investment Advisor believes that the Fund's investments in Private Funds offers individual investors a unique opportunity to participate in investment opportunities typically available only to large institutions and accredited investors. Although the Fund's investments in Private Funds are limited to a maximum of 10% of the Fund's assets, these investments are highly speculative and volatile and may produce gains or losses in this portion of the Fund that exceed those of the Fund's other holdings and of more mature companies generally.

          Because Private Funds generally are investment companies for purposes of the 1940 Act, the Fund's ability to invest in them will be limited to, subject to certain exceptions, (i) 3% of the total voting stock of any one investment company, (ii) 5% of total assets with respect to any one investment company and, (iii) 10% of the Fund's total assets in the aggregate. In addition, Fund stockholders will remain subject to the Fund's expenses while also bearing their pro rata share of the operating expenses of the Private Funds. The ability of the Fund to dispose of interests in Private Funds is very limited and will involve the risks described under "RISK FACTORS--Non-Publicly Traded Securities" and "INVESTMENT PROGRAM--Non-Publicly Traded and Illiquid Securities" in the Statement of Additional Information. In valuing the Fund's holdings of interests in Private Funds, the Fund will be relying on the most recent reports provided by the Private Funds themselves prior to calculation of the Fund's net asset value. These reports, which are provided on an infrequent basis, often depend on the subjective valuations of the managers of the Private Funds and, in addition, would not generally reflect positive or negative subsequent developments affecting companies held by the Private Fund. See "NET ASSET VALUE." The securities of Private Funds will typically themselves be classified as Illiquid Securities by the Board of Directors. Accordingly, the Fund's total investment in Illiquid Securities, including Private Funds, is limited to 15% of the Fund's assets with no more than 10% of the Fund's assets invested in Private Funds.

          The Fund does not invest in foreign securities (including American Depository Receipts).

          The Fund's investment objectives and policies, other than those specified in the Statement of Additional Information under "INVESTMENT PROGARM -

Fundamental Policies," may be changed by the Board of Directors without the approval of stockholders.

          The Fund may not issue senior securities, borrow money or pledge its assets, except that it may borrow from banks in amounts aggregating not more than 33 1/3% of the value of the Fund's total assets (calculated when the loan is made) to take advantage of investment opportunities and may pledge up to 33 1/3% of the value of its total assets to secure such borrowings. The Fund may purchase securities on margin pursuant to margin arrangements with banks up to the limits set forth above for bank borrowings. The Fund is also authorized to borrow an additional 5% of its total assets without regard to the foregoing limitations for temporary purposes such as clearance of portfolio transactions and share redemptions.

          The use of borrowings by the Fund may involve leverage that creates an opportunity for increased net income, but also creates special risks. In particular, if the Fund borrows or otherwise uses leverage to invest in securities, any investment gains made on the securities in excess of interest or other amounts paid by the Fund will cause the net asset value of the Fund's shares to rise faster than would otherwise be the case. On the other hand, if the investment performance of the additional securities purchased fails to cover their cost (including any interest paid on borrowed money) to the Fund, the net asset value of the Fund's shares will decrease faster than would otherwise be the case.

          To reduce these risks, the Fund will limit its borrowings to 33 1/3% of the value of its total assets. If the Fund's asset coverage for borrowings falls below 300%, the Fund will take prompt action to reduce its borrowings.

          The Fund retains the flexibility to respond promptly to changes in market conditions and no minimum percentage of the Fund's assets must be invested in DEM-TM- Companies at any time. Accordingly, during periods when the Investment Advisor believes a temporary defensive posture in the market is warranted, the Fund has reserved the right to invest a significant proportion or all of its assets in the securities of non-DEM-TM- Companies that otherwise meet the Fund's investment objectives, or alternatively, the Fund may hold cash (U.S. dollars) and/or invest any portion or all of its assets in high quality short-term debt securities and money market instruments. The securities of non-DEM-TM- Companies that otherwise meet the Fund's investment objectives may or may not involve less risk than DEM -TM- Companies. Accordingly, to the extent that the Fund adopts a temporary defensive posture in which it invests in non-DEM-TM- Companies, the Fund's investments will continue to present significant risks. See "RISK FACTORS--Investment in Small Companies, --Non-Publicly Traded Securities," --Non-Diversified Status." The decision to adopt a temporary defensive posture may be affected by such factors as market conditions generally, the Investment Advisor's views on the direction of movement of the stock prices of specific targeted portfolio companies and other related factors. It is impossible to predict when or for how long the Fund will employ defensive strategies, and to the extent it is so invested, the Fund may not achieve its investment objectives. The Fund will also invest in the instruments described above pending investment of the net proceeds of this offering.

          The Fund may invest up to 15% of its total assets, represented by the premium paid, in the purchase of call and put options in respect of specific securities in which the Fund may invest. The Funds may write covered call and put option contracts to the extent of 15% of the value of its net assets at the time such option contracts are written. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at the exercise price at any time during the option period. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at the exercise price at any time during the option period. A covered call option sold by the Fund, which is a call option with respect to which the Fund owns the underlying security, exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security which might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option sold by the Fund exposes the Fund during the term of the option to a decline in price of the underlying security. A put option sold by the Fund is covered when, among other things, cash or liquid securities are placed in a segregated account with the Fund's custodian to fulfill the obligation undertaken.

          To close out a position when writing covered options, the Fund may make a "closing purchase transaction," which involves purchasing an option on the same security with the same exercise price and expiration date as the option which it has previously written on the security. To close out a position as a purchaser of an option, the Fund may make a "closing sale transaction," which involves liquidating its position by selling the option previously purchased. The Fund will realize a profit or loss from a closing purchase or sale transaction depending upon the difference between the amount paid to purchase an option and the amount received from the same thereof. The Fund intends to treat options in respect of specific securities that are not traded on a national securities exchange or the Nasdaq National Market and the securities underlying covered call options written by the Fund as Illiquid Securities subject to the Fund's investment limitation on Illiquid Securities set forth above.

          The Fund may, but is not required to, utilize various investment techniques for hedging, risk management and other investment purposes. These investment techniques may include, but are not limited to, lending of portfolio securities and entering into "repurchase agreements." Up to 20% of the Fund's assets may be invested pursuant to such techniques for hedging and risk management purposes or when, in the opinion of the Investment Advisor, such techniques can be expected to yield a higher investment return than other investment options.

          To the extent that the Fund seeks to increase its income by lending portfolio securities, such securities loans will be secured by collateral in cash, cash equivalents, U.S. government securities, or such other collateral as may be permitted under the Fund's investment program and by regulatory agencies. The Fund may enter into repurchase agreements pertaining to the securities in which it may invest with securities dealers or member banks of the Federal Reserve System. Repurchase agreements facilitate portfolio management and allow the Fund to earn additional revenue. If the Fund enters into repurchase agreements, it will do so in order to increase liquidity or as a temporary investment while the Fund is evaluating the acquisition of suitable investments. See "INVESTMENT PROGRAM" in the Statement of Additional Information.

          The Fund's investment policy of not investing in foreign securities (including American Depository Receipts) is a fundamental policy which it may not change without the approval of the holders of a majority of its outstanding voting securities. For more information about the Fund and its investment objectives and policies, including fundamental policies, see "INVESTMENT PROGRAM" in the Statement of Additional Information.

                                  RISK FACTORS

          INVESTORS SHOULD CONSIDER THE FOLLOWING RISK FACTORS ASSOCIATED WITH AN INVESTMENT IN THE FUND.

          An investment in the Fund's shares does not constitute a complete investment program since it involves the greater market risks inherent in seeking higher returns and is not recommended for short-term or risk averse investors. No assurance can be given that securities of small emerging companies will appreciate, that a sufficient number of appropriate investments will be available or that the Fund's particular investment choices will be successful. The prices of securities in which the Fund may invest may also be more volatile than securities of issuers with larger market capitalizations and the Fund's net asset value may therefore be subject to greater fluctuation than other investment companies that invest in equity securities.

INVESTMENT IN SMALL COMPANIES

          Because the Fund intends to invest substantially all of its assets in securities of emerging companies with small market capitalizations, an investor should be aware of certain special considerations and risk factors relating to investments in such companies. No assurance can be given that securities of small emerging companies will appreciate, that a sufficient number of appropriate investments will be available or that the Fund's particular investment choices will be successful. Investors should also be aware of considerations and risks relating to the Fund's investment practices. An investment in the Fund should not itself be considered a balanced investment program and is intended to provide diversification as part of a more complete investment program. The Fund is intended for long-term investors not seeking current income, who have the financial ability to accept greater investment risk in exchange for the potential of higher than average, long-term capital appreciation.

          Investing in small capitalization stocks can involve greater risk than is customarily associated with investing in securities of larger, more established companies. Small emerging companies may be subject to greater earnings fluctuation, lack of established markets for products or services, more limited financial resources and less depth of experienced management.
Securities of small emerging companies generally have more limited marketability and may be subject to greater price volatility than securities of larger companies. They may be dependent for management on one or a few key persons, and can be more susceptible to losses and risks of bankruptcy. Transaction and trading costs in smaller capitalization stocks may be higher than those of larger capitalization companies, primarily because of more limited volumes and fewer active market makers. These risks are in addition to the risks normally associated with any strategy seeking capital appreciation by investing in a portfolio of equity securities. Furthermore, such companies are often traded on markets such as the OTC Bulletin Board-SM- and the Pink Sheets-SM- where the trading market is thinner and the spread between bid and offer prices is often larger than on the major exchanges or Nasdaq system. The nature of these trading markets subjects the Fund to the risk that should the need arise to rapidly liquidate its position in such securities, for example to cover net redemptions, the Fund's activities could aversely affect the market price of such securities, resulting in a requirement that the Fund sell its position below the price that is deemed to be representative of their value and, accordingly, the value of the Fund's net assets could be adversely affected.

NON-PUBLICLY TRADED AND ILLIQUID SECURITIES

          The Fund may invest up to 15% of its net assets in Illiquid Securities, which term includes securities that are illiquid by virtue of the absence of a readily available market and securities that are restricted securities as defined in Rule 144 under the Securities Act. Illiquid Securities include securities which have not been registered under the Securities Act, sometimes referred to as private placements, and are purchased directly from the issuer or in the secondary market. Illiquid Securities may involve a high degree of business and financial risk and may result in substantial losses. These securities are less liquid than publicly traded securities, and the Fund may take longer to liquidate these positions than would be the case for publicly traded securities. Although these securities may be resold in privately negotiated transactions, the prices realized on such sales could be less than those originally paid by the Fund. Further, companies whose securities are not publicly traded may not be subject to the disclosure and other investor protection requirements applicable to companies whose securities are publicly traded. The Fund's investment in Illiquid Securities is subject to the risk that should the Fund desire to sell any of these securities when a ready buyer is not available at a price that is deemed to be representative of their value, for example to cover net redemptions, the value of the Fund's net assets could be adversely affected. See "INVESTMENT PROGRAM--Non-Publicly Traded and Illiquid Securities" in the Statement of Additional Information.

LIMITED EXPERIENCE OF THE INVESTMENT ADVISOR

          The Investment Advisor has acted as investment manager for various balanced and equity portfolios and currently advises a money market fund that is a Series of the Company. Further, the Investment Advisor has acted and is currently acting as an investment advisor and manager for DEM, Inc., a closed-end, non-diversified management investment company which concentrates on DEM-TM- Company securities. However, prior to advising the Fund, the Investment Advisor had not acted as an advisor to an open-end management investment company investing in an equity portfolio.

NON-DIVERSIFIED STATUS

          The Fund is classified as non-diversified under the 1940 Act, which means that the Fund is not limited by that Act in the proportion of its assets that may be invested in the securities of a single issuer. However, the Fund intends to comply with the diversification requirements imposed by the U.S. Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company. See "TAXATION" in the Fund's Statement of Additional Information. As a non-diversified investment company, the Fund may invest a greater proportion of its assets in the obligations of a smaller number of issuers and, as a result, may be subject to greater risk with respect to its portfolio securities.

POTENTIAL CONFLICT OF INTEREST

          The Fund may utilize the Distributor, The Chapman Co., a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and a member of the NASD, in connection with the purchase or sale of portfolio securities in certain circumstances. The Investment Advisor is a wholly-owned subsidiary of the Distributor Mr. Nathan A. Chapman, Jr., the President and Chairman of the Board of Directors of the Company, is also the President and Chairman of the Board of Directors of the Investment Advisor and the Distributor See "MANAGEMENT--Investment Advisor" below and "MANAGEMENT" in the Fund's Statement of Additional Information. Mr. Chapman owns approximately 92% of the equity and has the right to cast approximately 99% of the votes entitled to be cast by stockholders of the Distributor Accordingly, these relationships represent a potential conflict of interest with respect to commissions and other fees on brokerage transactions conducted on the Fund's behalf by the Distributor. A majority of the Company's Board of Directors are independent directors and such Directors have adopted procedures in compliance with the 1940 Act to address such conflict. See "MANAGEMENT" and "PORTFOLIO TRANSACTIONS" in the Fund's Statement of Additional Information.

USE OF LEVERAGE

          The use of borrowings by the Fund to carry out its investment objectives may involve leverage that creates an opportunity for increased net income, but also creates special risks. In particular, if the Fund borrows or otherwise uses leverage to invest in securities, any investment gains made on the securities in excess of interest or other amounts paid by the Fund will cause the net asset value of the Fund's shares to rise faster than would otherwise be the case. On the other hand, if the investment performance of the additional securities purchased fails to cover their cost (including any interest paid on borrowed money) to the Fund, the net asset value of the Fund's shares will decrease faster than would otherwise be the case.

                                   MANAGEMENT

BOARD OF DIRECTORS

          The Fund is managed by the Company's Board of Directors. All of the Directors are members of minority groups. The Board of Directors approves all significant agreements between the Fund and other Series of the Company and between the Fund and persons who furnish services to the Fund, including the Fund's agreements with the Investment Advisor and the Distributor. The Board of Directors delegates to the Company's officers and the Investment Advisor responsibility for day-to-day operations of the Fund. All of the officers of the Company are directors, officers or employees of the Investment Advisor and/or the Distributor.

THE INVESTMENT ADVISOR

          The Investment Advisor, Chapman Capital Management, Inc., has been retained under an investment advisory and administrative services agreement (the "Advisory Agreement") to provide investment advice and, in general, to conduct the management and investment program of the Fund in accordance with the Fund's investment objectives, policies, and restrictions and under the supervision and control of the Company's Board of Directors. The Investment Advisor was established in 1988 and is located at The World Trade Center - Baltimore, 401 East Pratt Street, 28th Floor, Baltimore, Maryland 21202. The Investment Advisor is a wholly-owned subsidiary of the Distributor, The Chapman Co. Nathan
A. Chapman, Jr., who is the controlling stockholder, President and Chairman of the Board of Directors of the Distributor, is President and Chairman of the Board of Directors of the Company and President and Chairman of the Board of Directors of the Investment Advisor.

          The Investment Advisor has sole investment discretion for the Fund and makes all decisions affecting assets in the Fund's portfolio under the supervision of the Company's Board of Directors and in accordance with the Fund's stated policies. The Investment Advisor selects investments for the Fund and places purchase and sale orders on behalf of the Fund. The Investment Advisor receives from the Fund an advisory fee at an annual rate of .9 of 1% of the value of the Fund's average weekly net assets during the preceding month payable monthly in arrears and an administration fee of .15 of 1% of the Fund's average weekly net assets during the preceding month payable monthly in arrears.

          The Investment Advisor has been in the investment advisory business since 1988 and has served as the investment advisor to a money market Series of the Company since 1988 and a closed-end non-diversified investment company investing in DEM-TM- Companies since 1995. In addition, the Investment Advisor serves as portfolio manager to private accounts. As of March 31, 1997, the Investment Advisor had approximately $375 million in assets under management.

PORTFOLIO MANAGEMENT

          Nathan A. Chapman, Jr. who has been the President and Chief Executive Officer of the Investment Advisor since 1988, is primarily responsible for management of the Fund's assets. Mr. Chapman is and has been the President and Chairman of the Board of Directors of the Company since its organization in 1988. Mr. Chapman also is and has been President and Chairman of the Board of Directors of DEM, Inc. since its inception in 1995. Mr. Chapman founded the Distributor, which owns the Investment Advisor, in 1987 and has been its President and Chairman of the Board since its inception. The Distributor is a full-service brokerage and investment banking firm. As Mr. Chapman is the chief executive officer of a brokerage and investment banking firm, he does not devote his full time to the management of the Fund's portfolio.

THE DISTRIBUTOR

          The Distributor, The Chapman Co., is a registered broker-dealer and a member of the NASD. The Distributor is located at The World Trade Center-- Baltimore, 401 E. Pratt Street, 28th Floor, Baltimore, Maryland 21202. The Distributor receives a fee for stockholder servicing and distribution services at an annual rate of up to a total of .25% of the average daily net assets of the Fund attributable to the Institutional Shares pursuant to a distribution plan (the "Distribution Plan") adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act. Amounts paid to the Distributor under the Distribution Plan will compensate the Distributor or enable the Distributor to compensate other persons, including any other distributor of the Institutional Shares or institutional stockholders of record of the Institutional Shares, including but not limited to retirement plans, broker-dealers, depository institutions, and other financial intermediaries, who own Institutional Shares on behalf of investors, including their customers, clients or (in the case of retirement plans) participants, and companies providing certain services to such investors, for providing (a) services primarily intended to result in the sale of the Institutional Shares and (b) stockholder servicing, administrative and accounting services to such investors, all as set forth in the Distribution Plan. Payments under the Distribution Plan are not tied exclusively to the distribution expenses actually incurred by the Distributor and the payments may exceed distribution expenses actually incurred. The Board of Directors of the Company evaluates the appropriateness of the Distribution Plan on a continuing basis and in doing so considers all relevant factors, including expenses borne by the Distributor and amounts received under the Distribution Plan.

          The Distributor or its affiliates may, at their own expense, provide promotional incentives to parties who support the sale of shares of the Fund, consisting of securities dealers who have sold Fund shares or others, including banks and other financial institutions, under special arrangements. In some instances, these incentives may be offered only to certain institutions whose representatives provide services in connection with the sale or expected sale of significant amounts of Fund shares.

          Listed below are persons affiliated with both the Company and the Distributor.


         Name and                     With                      With
    Principal Business             Distributor                 Company
          Address
--------------------------------------------------------------------------------
 Nathan A. Chapman, Jr.             Director,                 Director,
 The Chapman Co.                   President,                 President
 401 East Pratt Street      Chief Executive Officer,
 28th Floor                         Treasurer
 Baltimore, MD 21202

--------------------------------------------------------------------------------
 Bonnie Shay Gillette               Secretary                 Secretary
 The Chapman Co.
 401 East Pratt Street
 28th Floor
 Baltimore, Maryland 21202
--------------------------------------------------------------------------------

EXPENSES

          The Investment Advisor bears all expenses in connection with the performance of its advisory and administrative services. The Company bears all expenses incurred in its operations. Expenses attributable to the Company, but not to a particular Series, will be allocated to each Series on the basis of relative net assets. Similarly, expenses attributable to a particular Series, but not to a particular class, will be allocated to each class thereof on the basis of relative net assets. General Company expenses may include but are not limited to: insurance premiums; Director fees; expenses of maintaining the Company's legal existence; and fees of industry organizations. General Series expenses may include but are not limited to: audit fees; brokerage commissions; registration of the shares of a Series with the SEC and notification fees to the various state securities commissions; fees of the Series' Administrator, Custodian and Transfer Agent or other "service providers," costs of obtaining quotations of portfolio securities; and pricing of Series shares.

          Class-specific expenses relating to distribution fee payments associated with a Rule 12b-1 plan for a particular class of shares and any other costs relating to implementing or amending such plan (including obtaining stockholder approval of such plan or any amendment thereto), will be borne solely by stockholders of such class or classes. Other expense allocations which may differ among classes, or which are determined by the Board of Directors to be class-specific, may include but are not limited to: printing and postage expenses related to preparing and distributing required documents such as stockholder reports, prospectuses, and proxy statements to current stockholders of a specific class; SEC registration fees and state "blue sky" fees incurred by a specific class; litigation or other legal expenses relating to a specific class; Director fees or expenses incurred as a result of issues relating to a specific class; and different transfer agency fees attributable to a specific class.

          Notwithstanding the foregoing, the Investment Advisor or other service provider may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1904 Act.

BROKERAGE

          The Distributor may effect brokerage transactions for the Fund in compliance with the requirements of the 1940 Act.

CUSTODIAN

          UMB Bank, NA, 928 Grand Avenue, Kansas City, Missouri 64141-6226, serves as custodian for the Fund's portfolio securities.

TRANSFER AND DIVIDEND PAYING AGENT AND ACCOUNTING AGENT

          FPS Services, Inc., 3200 Horizon Drive, PO Box 61503, King of Prussia, Pennsylvania 19406, (800) 992-8151, serves as transfer and dividend paying agent and accounting agent (the "Transfer Agent") for the Fund's shares pursuant to an Investment Company Services Agreement. FPS Services, Inc. performs the following duties in its capacity as Transfer Agent to the Fund: maintains the records of stockholder's accounts; answers stockholder inquiries concerning accounts; processes purchases and redemptions of Fund shares; acts as dividend and distribution disbursing agent; and performs other stockholder service functions. Stockholder inquiries should be addressed to the Transfer Agent at
(800) 992-8151. As accounting agent, FPS Services, Inc. performs certain accounting and pricing services for the Fund, including the daily calculation of the Fund's net asset value. For its transfer and dividend paying agency services under the Investment Company Services Agreement, the Transfer Agent is compensated by a monthly fee calculated according to a fee schedule approved by the Board of Directors of the Company.

                               PURCHASE OF SHARES

          Individual investors may purchase Institutional Shares only through Institutions (institutional stockholders of record, broker-dealers, financial institutions, depository institutions, retirement plans and other financial intermediaries). The Fund reserves the right to make Institutional Shares available to other investors in the future.

References in this Prospectus to stockholders or investors are generally to Institutions as the record holders of the Institutional Shares.

          Each Institution separately determines the rules applicable to its customers investing in the Fund, including minimum initial and subsequent investment requirements and the procedures to be followed to effect purchases, redemptions and exchanges of Institutional Shares.

          Orders for the purchase of Institutional Shares are placed with an Institution by its customers. The Institution is responsible for the prompt transmission of the order to the Transfer Agent.

          Shares of the Fund may be purchased by Institutions directly from the Fund at the net asset value next determined after receipt of the order in proper form by the Transfer Agent. There is no sales load in connection with the purchase of shares. The Fund reserves the right to reject any purchase order and to suspend the offering of shares of the Fund. The Fund will not accept a check endorsed over by a third-party. The minimum initial investment is $25,000, with no minimum subsequent investment. The Fund reserves the right to vary the initial investment minimum and minimums for additional investments at any time. There is no minimum investment requirement for qualified retirement plans.

          Purchase orders for shares of the Fund which are received by the Transfer Agent in proper form prior to the close of regular trading hours on the New York Stock Exchange, Inc. (the "NYSE") (currently 4:00 p.m. Eastern time) on any day that the fund calculates its net asset value, are priced according to the net asset value determined on that day. Purchase orders for the shares of the Fund received after the close of the NYSE on a particular day are priced as of the time the net asset value per share is next determined.

Purchases may be made in one of the following ways:

PURCHASE BY MAIL

          An Institution can make an initial purchase of Institutional Shares by completing the Investment Application included with this Prospectus and mailing it to the Transfer Agent, together with a check payable to Domestic Emerging Markets Equity Fund Institutional Shares, c/o FPS Services, Inc., 3200 Horizon Drive, PO Box 61503, King of Prussia, PA 19406-0903. All checks for purchase of shares must be drawn on U.S. banks and payable in U.S. dollars.

          Subsequent investments in an existing account in the Fund may be made at any time by sending a check payable to Domestic Emerging Markets Equity Fund Institutional Shares, c/o United Missouri Bank KC, NA, PO Box 412797, Kansas City, MO 64141-2797. Please enclose the stub of your account statement along with the amount of he investment and the name of the account for which the investment is to be made and the account number. Please note: A $20 fee will be charged to your account for any payment check returned to the Custodian.

          The Fund may accept telephone orders from Institutions which have been previously approved by the Fund. It is the responsibility of such Institutions to promptly forward purchase orders and payments for the same to the Fund. Institutional Shares may be purchased through broker-dealers, banks and bank trust departments who may charge the investor a transaction fee or other fee for the services at the time of purchase. Such fees would not otherwise be charged if the shares were purchased directly from the Fund.

PURCHASE BY WIRE

          To order shares for purchase by wiring federal funds, the Transfer Agent must first be notified by calling (800) 662-0201 to request an account number and furnish the Fund with your tax identification number. Following notification to the Transfer Agent, federal funds and registration instructions should be wired through the Federal Reserve System to:

                           UNITED MISSOURI BANK KC NA
                                ABA #10-10-00695
                            FOR:  FPS SERVICES, INC.
                                A/C 98-7037-071-9
        FBO "Domestic Emerging Markets Equity Fund Institutional Shares"
               ACCOUNT OF (exact name(s) of account registration)
                          SHAREHOLDER ACCOUNT #_______

          A completed application with signature(s) of registrant(s) must be filed with the Transfer Agent immediately subsequent to the initial wire. Investors should be aware that some banks may impose a wire service fee. Stockholders may be subject to 31% withholding if an original application is not received.

                             REDEMPTION OF SHARES

          An investor of the Fund may redeem (sell) shares on any day that the Fund's net asset value is calculated (see "NET ASSET VALUE" below). Requests for the redemption of Institutional Shares are placed with an Institution by its customers, which is then responsible for the prompt transmission of this request to the Transfer Agent.

          Institutions may redeem Institutional Shares without charge on any business day that the NYSE is open (see "NET ASSET VALUE"). Redemptions will be effective at the net asset value per share next determined after the receipt by the Transfer Agent of a redemption request meeting the requirements described below. The Fund normally sends redemption proceeds on the next business day, but in any event redemption proceeds are sent within seven calendar days of receipt of a redemption request in proper form. Payment may also be made by wire directly to any bank previously designated by the Institution in an account application. There is a $9.00 charge for redemption by wire. Please note that the Institution's bank also may impose a fee for wire service. The Fund will honor redemption requests of Institutions who recently purchased shares by check, but will not mail the proceeds until it is reasonably satisfied that the purchase check has cleared, which may take up to fifteen days from the purchase date, at which time the redemption proceeds will be mailed to the Institution. To avoid delays of this kind, an Institution may wish to purchase by wire if it is planning on redeeming its shares in the near future.

          Except as noted below, redemption requests received in proper form by the Transfer Agent prior to the close of regular trading hours on the NYSE on any business day that the Fund calculates its per share net asset value are effective that day.

          Redemption requests received after the close of the NYSE are effective as of the time the net asset value per share is next determined.

          The Fund will satisfy redemption requests in cash to the fullest extent feasible, so long as such payments would not, in the opinion of the Investment Advisor or the Board of Directors, result in the necessity of the Fund selling assets under disadvantageous conditions and to the detriment of the remaining stockholders of the Fund.

          Pursuant to the Company's Charter, payment for shares redeemed may be made either in cash or in-kind, or partly in cash and partly in-kind. However, the Fund has elected, pursuant to Rule 18f-1 under the act, to redeem its shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund during any 90 day period for any one Institution holding Institutional Shares. Payments in excess of this limit will also be made wholly in cash unless the Board of Directors believes that economic conditions exist which would make such a practice detrimental to the best interests of the Fund. Any portfolio securities paid or distributed in-kind would be valued as described under "NET ASSET VALUE." In the event that an in-kind distribution is made, an Institution may incur additional expenses, such as the payment of brokerage commissions, on the sale or other disposition of the securities received from the Fund. In-kind payments need not constitute a cross-section of the Fund's portfolio. Where an Institution has requested redemption of all or a part of the Institution's investment, and where the Fund completes such redemption in-kind, the Fund will not recognize gain or loss for federal tax purposes, on the securities used to complete the redemption but the stockholder will recognize gain or loss equal to the difference between the fair market value of the securities received and the stockholder's basis in the Fund shares redeemed. Shares may be redeemed in one of the following ways:

REDEMPTION BY MAIL

          Shares may be redeemed by submitting a written request for redemption to the Transfer Agent at 3200 Horizon Drive, PO Box 61503, King of Prussia, PA 19406-0903.

          A written redemption request to the Transfer Agent must: (i) identify the stockholder's account number, (ii) state the number of shares or dollars to be redeemed and, (iii) be signed by each registered owner exactly as the shares are registered. A redemption request for amounts above $25,000, or redemption requests for which proceeds are to be mailed somewhere other than the address of record, must be accompanied by signature guarantees. Signatures must be guaranteed by an "eligible guarantor institution" as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934. Eligible guarantor institutions include banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. Broker-dealer guaranteeing signatures must be members of a clearing corporation or maintain net capital of at least $100,000. Credit unions must be authorized to issue signature guarantees. Signature guarantees will be accepted from any eligible guarantor institution which participates in a signature guarantee program. The Transfer Agent may require additional supporting documents for redemptions made by corporations, executors, administrators, trustees and guardians.

          A redemption request will not be deemed to be properly received until the Transfer Agent receives all required documents in proper form. Questions with respect to the proper form for redemption requests should be directed to the Transfer Agent at (800) 662-0201.

REDEMPTION BY TELEPHONE

          Institutions who have so indicated on the application, or have subsequently arranged in writing to do so, may redeem shares by instructing the Transfer Agent by telephone. In order to arrange for redemption by wire or telephone after an account has been opened, or to change the bank or account designated to receive redemption proceeds, a written request must be sent to the Transfer Agent at the address listed above.

          Neither the Fund nor any of its service contractors will be liable for any loss or expense in acting upon any telephone instructions that are reasonably believed to be genuine. In attempting to confirm that telephone instructions are genuine, the Fund will use such procedures as are considered reasonable, including requesting an Institution to correctly state its Fund account number, the name in which its account is registered, its banking institution, bank account number and the name in which its bank account is registered. To the extent that the Fund fails to use reasonable procedures to verify the genuineness of telephone instructions, it and/or its service contractors may be liable for any such instructions that prove to be fraudulent or unauthorized.

          The Fund reserves the right to refuse a wire or telephone redemption if it is believed advisable to do so. Procedures for redeeming Fund shares by wire or telephone may be modified or terminated at any time by the Fund.

ADDITIONAL INFORMATION

          The Fund reserves the right to involuntarily redeem an investor's account where the account is worth less than the minimum initial investment required when the account is established, presently $25,000. (Any redemption of shares from an inactive account established with a minimum investment may reduce the account below the minimum initial investment, and could subject the account to redemption initiated by the Fund.) The Fund will advise the Institutional stockholder of such intention in writing at least sixty (60) days prior to effecting such redemption, during which time the Institution may purchase additional shares in any amount necessary to bring the account back to $25,000. The Fund currently has no intention of exercising its right to involuntarily redeem accounts but reserves the right to initiate involuntary redemptions in the future.

                                 NET ASSET VALUE

          The net asset value of shares of the Fund is determined each business day as of the close of trading on NYSE (currently 4:00 p.m. Eastern Time). For purposes of determining net asset value, any options and futures contracts will be valued 15 minutes after the close of trading on the floor of the NYSE. The NYSE is scheduled to be open Monday through Friday throughout the year except for certain Federal and other holidays. The net asset value per Institutional Share of the Fund is calculated by adding the Institutional Shares' pro rata share of the value of the Fund's assets, deducting the Institutional Shares' pro rata share of the Fund's liabilities and the liabilities specifically allocated to Institutional Shares and then dividing the result by the total number of outstanding Institutional Shares. All securities for which market quotations are readily available are valued at the closing price quoted for the securities prior to the time of determination (but if bid and asked quotations are available, at the mean between the last current bid and asked prices, rather than the quoted closing price). Although the Fund seeks to take into account material changes in value occurring after the close of a market and before the time the Fund's net asset value is determined, there can be no assurance that it will always be able to do so. Securities that are traded over-the-counter are valued, if bid and asked quotations are available, at the mean between the current bid and asked prices. If bid and asked quotations are not available, then over-the-counter securities are valued through valuations obtained from a commercial pricing service or as determined in good faith by the Board of Directors. In making this determination the Board considers, among other things, publicly available information regarding the issuer, market conditions and values ascribed to comparable companies. In instances where the price determined above is deemed not to represent fair market value, the price is determined in such manner as the Board may prescribe. Investments in short-term debt securities having a maturity of 60 days or less are valued at amortized cost if their term of maturity from the date of purchase was less than 60 days, or by amortizing their value on the 61st day prior to maturity if their term to maturity from the date of purchase when acquired by the Fund was more than 60 days, unless this is determined by the Board of Directors not to represent fair value. All other securities and assets are taken at fair value as determined in good faith by the Board of Directors, although the actual calculation may be done by others. Income and expenses (including advisory and administration fees) are accrued daily and taken into account in computing net asset value.

                                    DIVIDENDS

          The Fund calculates its dividends, if any, from net investment income. Net investment income includes interest accrued and dividends earned on the Fund's portfolio securities for the applicable period less applicable expenses. The Fund declares dividends, if any, from its net investment income quarterly and net realized short-term and long-term capital gains annually unless such capital gains are used to offset losses carried forward from prior years, in which case no such capital gains will be distributed.

          Dividends paid by the Fund with respect to Investor Shares and Institutional Shares are calculated in the same manner and at the same time. Both classes will share proportionately in the investment income and expenses of the Fund, except that the per share dividends of Investor Shares will differ from the per share dividends of Institutional Shares as a result of additional distribution expenses applicable to Investor Shares.

          Unless an investor instructs the Fund to pay dividends or distributions in cash, dividends and distributions will automatically be reinvested in additional Institutional Shares of the Fund at net asset value. The election to receive dividends in cash may be made on the account Application or subsequently, by writing to the Transfer Agent at FPS Services, Inc., 3200 Horizon Drive, PO Box 61503, King of Prussia, Pennsylvania 19406, or by calling the Transfer Agent at (800) 992-8151. Any check in payment of dividends or other distributions which cannot be delivered by the Post Office or which remains uncashed for a period of more than one year may be reinvested in the stockholder's account at the then current net asset value and the dividend option may be changed from cash to reinvest. Dividends are reinvested on the ex-dividend date at the net asset value determined at the close of business on that date. Please note that shares purchased shortly before the record date for a dividend or distribution may have the effect of returning capital although such dividends and distributions are subject to taxes.

                                     TAXES

          The following discussion reflects applicable tax laws as of the date of this Prospectus.

TAXATION OF THE COMPANY

          The Company has elected and intends to qualify each year to be treated as a regulated investment company (a "RIC") for federal income tax purposes in accordance with Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In order to so qualify, the Company as a whole (see "OTHER INFORMATION--Capital Stock"), must satisfy certain tests regarding the source of its income, diversification of its assets and distribution of its income. If the Company otherwise qualifies as a regulated investment company and the Company distributes to its stockholders at least 90% of its investment company taxable income, then the Company will not be subject to federal income tax on the income so distributed. However, the Company would be subject to corporate income tax on any undistributed income. If the Company is a personal holding company (a "PHC"), then the federal corporate income tax will be applied at the highest rate of tax specified in Section 11(b) of the Code, currently 35%, with respect to any such undistributed income (in addition to the possible imposition of the personal holding company tax, described in Section 541 of the Code equal to 39.6% of undistributed personal holding company income (generally for this purpose the full amount of any undistributed income.)). The Company would be a PHC, generally, if at any time during the last half of its taxable year more than 50% in value of its outstanding stock is owned, directly or indirectly, by or for not more than 5 individuals. In addition, the Company will be subject to a nondeductible 4% excise tax on the amount by which the amount it distributes in any calendar year is less than a statutorily designated, required amount of its regulated investment company income and its capital gain net income (generally 98%).

          If in any year the Company should fail to qualify under Subchapter M as a regulated investment company, the Company would incur a regular corporate income tax upon its taxable income for the year, and the entire amount of each Series' distribution would generally be characterized as ordinary income.

TAXATION OF STOCKHOLDERS

     DISTRIBUTIONS

          In general, all distributions to stockholders attributable to the Company's investment company taxable income will be taxable as ordinary income whether paid in cash or reinvested in additional shares of such Series.

          Although no Series of the Company expects to realize significant net capital gains, to the extent the Company does realize net capital gains, it intends to distribute such gains annually and designate them as capital gain dividends. Long-term capital gains dividends are taxable to stockholders as long-term capital gains, whether paid in cash or reinvested in additional shares of a Series, regardless of how long a stockholder has held such shares.

          Stockholders receiving distributions in the form of additional shares of a Series will be treated for federal income tax purposes as having received the amount of cash used to purchase such shares. In general, the basis of such shares will equal the price paid for such shares.

     SALES OF SHARES

          In general, if a share of a Series is redeemed, the stockholder will recognize gain or loss equal to the difference between the amount realized on the sale and the stockholder's adjusted basis in the share. Any gain or loss realized upon a sale of shares by a stockholder who is not a dealer in securities will generally be treated as capital gain or loss and capital gain or loss will be long-term capital gain or loss if the shares that were sold had been held for more than one year. However, any loss recognized by a stockholder on shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received by the stockholder and the stockholder's share of undistributed net capital gain. In addition, any loss realized on a sale of shares will be disallowed to the extent the shares disposed of are replaced within a period beginning 30 days before and ending 30 days after the disposition of the shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     BACKUP WITHHOLDING

          The Company may be required to withhold federal income tax at the rate of 31% of any dividend or redemption payments made to certain stockholders if such stockholders have not provided a correct taxpayer identification number and certain required certifications to the Company, or if the Secretary of the Treasury notifies the Company that the taxpayer identification number provided by a stockholder is not correct or that the stockholder has previously underreported its interest and dividend income. Stockholders can credit such withheld income taxes against their income tax liabilities.

          The foregoing discussion is a summary of certain of the current federal income tax laws regarding the Company and investors in the shares of a Series and does not deal with all of the federal income tax consequences applicable to the Company, or to all categories of investors, some of which may be subject to special rules. Prospective investors should consult their own tax advisers regarding the federal, state, local, foreign and other tax consequences to them of investments in a Series of the Company. For additional tax information, see "TAXATION" in the Fund's Statement of Additional Information.

                                OTHER INFORMATION

CAPITAL STOCK

          The Company was incorporated on November 22, 1988 under the laws of the State of Maryland under the name The Chapman Funds, Inc. It is a registered open-end, management investment company under the 1940 Act set up as a "series fund" which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A stockholder of one Series is not deemed to be a stockholder of any other Series. The Fund is non-diversified under the 1940 Act. See "RISK FACTORS--Non-Diversified Status." The Company's charter authorizes the Board to issue 10 billion full and fractional shares of common stock, par value $.001 per share, of which 1 billion shares are designated Domestic Emerging Markets Equity Fund Institutional Shares. Under the Company's charter documents and Maryland law, the board has the power to classify or reclassify any unissued shares of the Company into one or more additional classes by setting or changing in any one or more respects their relative rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption. The Board may similarly classify or reclassify any class of its shares into one or more series and, without stockholder approval, may increase the number of authorized shares of the Company. All shares of the Fund, when issued, will be fully paid and nonassessable.

          The Fund offers a separate class of shares, the Investor Shares, to individual investors through a separate prospectus. Shares of each class represent equal pro rata interests in the Fund and accrue dividends and calculate net asset value and performance quotations in the same manner.

          All shares of the Company have equal voting rights and will be voted in the aggregate, and not by class, except where class voting is required by law or the matter affects only one class. There is no provision for cumulative voting.

          The Company is not required under Maryland law to hold annual meetings of stockholders for the election of Directors and currently does not intend to do so. Stockholders have the right to call for a meeting to consider the removal of one or more of the Company's Directors if the request is made in writing by the holders of at least 10% of the Company's outstanding voting securities. The Company will assist in calling the meeting as required under the 1940 Act.

          Stockholders of record will receive unaudited semi-annual reports and an annual report containing financial statements audited by independent auditors.

STOCKHOLDER INQUIRIES

          Investors may write or call the Distributor or the Transfer Agent at the addresses and telephone numbers on the back cover of this Prospectus with any questions relating to their investment.

CONTROLLING STOCKHOLDER

          As of August 5, 1997, the Investment Advisor owns one Investor Share and one Institutional Share of the Fund which comprises 100% of the Fund's outstanding Common Stock. Because one stockholder owns in excess of 25% of the issued and outstanding Common Stock of the Fund as of August 5, 1997, such stockholder is deemed to control the Fund. Accordingly, such stockholder has significant power to affect the affairs of the Fund or to determine or influence the outcome of matters submitted to a vote of the stockholders of the Fund.

          The Investment Adviser is a wholly-owned subsidiary of the Distributor, The Chapman Co. Nathan A. Chapman, Jr., who is the controlling stockholder of The Chapman Co. is a controlling person (as that term is defined under the 1940 Act) of The Chapman Co. and, therefore, a controlling person of the Investment Adviser.

                      DOMESTIC EMERGING MARKETS EQUITY FUND
                              INSTITUTIONAL SHARES

                                   PROSPECTUS

                                   [   ], 1997

                               Investment Advisor

                        CHAPMAN CAPITAL MANAGEMENT, INC.
                         World Trade Center - Baltimore
                        401 East Pratt Street, 28th Floor
                           Baltimore, Maryland  21202
                                 (410) 625-9656

             Transfer and Dividend Paying Agent and Accounting Agent

                               FPS SERVICES, INC.
                               3200 Horizon Drive
                                  PO Box 61503
                       King of Prussia, Pennsylvania 19406
                                 (800) 992-8151

                                    Custodian

                                  UMB BANK, KC
                                928 Grand Avenue
                        Kansas City, Missouri  64141-6226

                                   Distributor

                                 THE CHAPMAN CO.
                         World Trade Center - Baltimore
                        401 East Pratt Street, 28th Floor
                           Baltimore, Maryland  21202
                                 (410) 625-9656



          No person is authorized to make any representations in connection with this offering other than those included in this Prospectus or in supplemental sales literature issued by the Fund or its Distributor.

                                SUBJECT TO COMPLETION
         Preliminary Statement of Additional Information Dated [     ], 1997


                        DOMESTIC EMERGING MARKETS EQUITY FUND
                                   INVESTOR SHARES
                                 INSTITUTIONAL SHARES

                            WORLD TRADE CENTER - BALTIMORE
                          401 EAST PRATT STREET, 28TH FLOOR
                              BALTIMORE, MARYLAND 21202
                      TELEPHONE:  (410) 625-9656, (800) 752-1013


                   STATEMENT OF ADDITIONAL INFORMATION, [  ], 1997

              This Statement of Additional Information of the Domestic Emerging Markets Equity Fund (the "Fund") is not a prospectus and is only authorized for distribution when preceded or accompanied by the Fund's Investor Shares prospectus or Institutional Shares Prospectus dated [ ], 1997 (each, the "Prospectus"). This Statement of Additional Information contains additional information to that set forth in the Prospectus and should be read in conjunction with the Prospectus. A copy of the Prospectus may be obtained without charge by writing The Chapman Co., World Trade Center - Baltimore, 401 East Pratt Street, 28th Floor, Baltimore, Maryland 21202, or calling at (410) 625-9656, (800) 752-1013.

            TABLE OF CONTENTS

    Investment Program               B-2    Taxation                    B-20
    Management                       B-9    Capital Stock               B-22
    Control Persons and Principal    B-13   Performance Information     B-23
     Holders of Securities                  Counsel to the Company      B-24
    Purchase of Shares               B-17   Experts                     B-25
    Redemption of Shares             B-18   Financial Statements        F-1
    Portfolio Transactions           B-18

THIS STATEMENT OF ADDITIONAL INFORMATION AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY AN OFFER TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. UNDER NO CIRCUMSTANCES SHALL THIS STATEMENT OF ADDITIONAL INFORMATION CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                                  INVESTMENT PROGRAM

         The following information supplements the discussion of the investment policies of the Fund found under "INVESTMENT OBJECTIVES" in the Prospectus.

         The Fund is a series of The Chapman Funds, Inc. (the "Company"), an open-end, management investment company, known as a series fund. The Fund is a non-diversified portfolio that seeks aggressive long-term growth through capital appreciation through investment in Domestic Emerging Markets-TM- that it believes are positioned for growth. "Domestic Emerging Markets-TM-" are public companies that are controlled by African Americans, Asian Americans, Hispanic/Latino Americans or women that are located in the United States and its territories ("DEM-TM- Companies"). Both capital appreciation and income will be considered in the selection of investments, but primary emphasis will be on capital appreciation. The Fund's objective of long-term growth through investment in Domestic Emerging Markets-TM- is not a "fundamental policy" of the Fund (as described below) and can, therefore, be changed by the Company's Board of Directors without stockholder approval. See "INVESTMENT OBJECTIVES" in the Prospectus.

NON-PUBLICLY TRADED AND ILLIQUID SECURITIES

         The Fund may not invest more than 15% of its net assets in illiquid securities, including securities that are illiquid by virtue of the absence of a readily available market and securities that are restricted securities as defined in Rule 144 under the Securities Act ("Illiquid Securities"). Illiquid Securities include securities which have not been registered under the Securities Act, sometimes referred to as private placements, and are purchased directly from the issuer or in the secondary market. The Fund will seek to invest in the securities of private companies that the Investment Advisor believes have the potential for above average capital appreciation, in anticipation of their initial public offering. Investment companies do not typically hold a significant amount of restricted securities or other Illiquid Securities because of the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and an investment company might be unable to dispose of restricted or other Illiquid Securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. An investment company might also be required to register Illiquid Securities in order to dispose of them, resulting in additional expense and delay. Adverse market conditions could impede a public offering of such securities.

         Although the Fund's management believes that investments in Illiquid Securities offer the opportunity for significant capital gains, these investments involve a high degree of business and financial risk that can result in substantial losses in the portion of the Fund's portfolio invested in these investments. Among these are the risks associated with companies in an early stage of development or with little or no operating history, companies operating at a loss or with substantial variation in operating results from period to period, companies with the need for substantial additional capital to support expansion or to maintain their competitive positions, or companies with significant financial leverage. Such companies may also face intense competition from others including those with greater financial resources or more extensive development, manufacturing, distribution or other attributes, over which the Fund will have no control.

PRIVATE FUNDS

         As an alternative to direct investments in Illiquid Securities, the Fund may invest up to 10% of its assets in private venture capital funds including United States private limited partnerships or other investment funds ("Private Funds") that themselves invest in Illiquid Securities. Although investments in Private Funds offer the opportunity for significant capital gains, these investments involve a high degree of business and financial risk that can result in substantial losses in the portion of the Fund's portfolio invested in these investments. Among these are the risks associated with investment in companies in an early stage of development or with little or no operating history, companies operating at a loss or with substantial variation in operation results from period to period, companies with the need for substantial additional capital to support expansion or to maintain a competitive position, or companies with significant financial leverage. Such companies may also face intense competition from others including those with greater financial resources or more extensive development, manufacturing, distribution or other attributes, over which the Fund will have no control.

         Interests in the Private Funds in which the Fund may invest will be subject to substantial restrictions on transfer and, in some instances, may be non-transferable for a period of years. Private Funds may participate in only a limited number of investments and, as a consequence, the return of a particular Private Fund may be substantially adversely affected by the unfavorable performance of even a single investment. Certain of the Private Funds in which the Fund may invest may pay their investment managers a fee based on the performance of the Fund, which may create an incentive for the manager to make investments that are riskier or more speculative than would be the case if the manager was paid a fixed fee. Private Funds are not registered under the 1940 Act and, consequently, are not subject to the restrictions on affiliated transactions and other protections applicable to regulated investment companies. The valuation of companies held by Private Funds, the securities of which are generally unlisted and illiquid, may be very difficult and will often depend on the subjective valuation of the managers of the Private Funds, which may prove to be inaccurate. Inaccurate valuations of a Private Fund's portfolio holdings may affect the Fund's net asset value calculations.

         Because Private Funds generally are investment companies for purposes of the 1940 Act, the Fund's ability to invest in them will be limited to, subject to certain exceptions, (i) 3% of the total voting stock of any one investment company, (ii) 5% of total assets with respect to any one investment company and, (iii) 10% of the Fund's total assets in the aggregate. The securities of Private Funds will typically themselves be classified as Illiquid Securities by the Board of Directors. Accordingly, the Fund's total investment in Illiquid Securities, including Private Funds, is limited to 15% of the Fund's assets with no more than 10% of the Fund's assets invested in Private Funds.

OPTIONS TRANSACTIONS

         The Fund may invest up to 15% of its total assets, represented by the premium paid, in the purchase of call and put options in respect of specific securities in which the Fund may invest. The Funds may write covered call and put option contracts to the extent of 15% of the value of its net assets at the time such option contracts are written. The principal reason for the Fund writing covered call options is to realize, through the receipt of premiums, a greater return than would be realized on its portfolio securities alone. In return for a premium, the writer of a covered call option forfeits the right to any appreciation in the value of the underlying security above the strike price for the life of the option (or until a closing purchase transaction can be effected). Nevertheless, the call writer retains the risk of a decline in the price of the underlying security. Similarly, the principal reason for writing covered put options is to realize income in the form of premiums. The writer of a covered put option accepts the risk of a decline in the price of the underlying security. The size of the premiums that the Fund may receive may be adversely affected as new or existing institutions, including other investment companies, engage in or increase their option-writing activities.

         Options written ordinarily will have expiration dates between one and nine months from the date written. The exercise price of the options may be below, equal to or above the market values of the underlying securities at the time the options are written. In the case of call options, these exercise prices are referred to as "in-the-money," "at-the-money" and "out-of-the-money," respectively. The Fund may write (a) in-the-money call options when the Investment Advisor expects that the price of the underlying security will remain stable or decline moderately during the option period, (b) at-the-money call options when the Advisor expects that the price of the underlying security will remain stable or advance moderately during the option period and (c) out-of-the-money call options when the Investment Advisor expects that the premiums received from writing the call option plus the appreciation in market price of the underlying security up to the exercise price will be greater than the appreciation in the price of the underlying security alone. In these circumstances, if the market price of the underlying security declines and the security is sold at this lower price, the amount of any realized loss will be offset wholly or in part by the premium received. Out-of-the-money, at-the-money and in-the-money put options (the reverse of call options as to the relation of exercise price to market price) may be utilized in the same market environments that such call options are used in equivalent transactions.

         So long as the Fund's obligation as the writer of an option continues, it may be assigned an exercise notice by the broker-dealer through which the option was sold, requiring it to deliver, in the case of a call, or take delivery of, in the case of a put, the underlying security against payment of the exercise price. This obligation terminates when the option expires or the Fund effects a closing purchase transaction. The Fund can no longer effect a closing purchase transaction with respect to an option once it has been assigned an exercise notice.

         While it may choose to do otherwise, the Fund generally will purchase or write only those options for which the Investment Advisor believes there is an active secondary market so as to facilitate closing transactions. There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that otherwise may interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options. If, as a covered call option writer, the Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position.

         The Fund intends to treat options in respect of specific securities that are not traded on a national securities exchange or the Nasdaq National Market and the securities underlying covered call options written by the Fund as Illiquid Securities subject to the Fund's investment limitation on Illiquid Securities. See "INVESTMENT OBJECTIVES" in the Prospectus.

REPURCHASE AGREEMENTS AND LOANS OF SECURITIES

         The Fund is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the Chapman Capital Management, Inc. (the "Investment Advisor") unless the Fund applies for and receives specific authority to do so from the Securities and Exchange Commission (the "SEC"). The Fund's loans of securities are collateralized by cash, letters of credit or U.S. Government securities that are maintained at all times in a segregated account in an amount equal to the current market value of the loaned securities. From time to time, the Fund may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the Fund and that is acting as a "finder."

         By lending its securities, the Fund can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. Government securities are used as collateral. The portfolio adheres to the following conditions whenever it lends its securities: (1) the Fund must receive at least 100% cash collateral or equivalent securities from the borrower, which amount of collateral is maintained by daily marking to market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the Board of Directors must terminate the loan and regain the Fund's right to vote the securities. Up to 20% of the Fund's assets may be invested pursuant to such techniques for hedging and risk management purposes or when, in the opinion of the Investment Advisor, such techniques can be expected to yield a higher investment return than other investment options.

         The Fund may enter into "repurchase agreements" pertaining to the securities in which it may invest with securities dealers or member banks of the Federal Reserve System. A repurchase agreement arises when a buyer such as the Fund purchases a security and simultaneously agrees to resell it to the vendor at an agreed-upon future date, normally one day or a few days later. The resale price is greater than the purchase price, reflecting an agreed-upon interest rate which is effective for the period of time the buyer's money is invested in the security and which is related to the current market rate rather than the coupon rate on the purchased security. Such agreements permit the Fund to keep all of its assets at work while retaining "overnight" flexibility in pursuit of investments of a longer-term nature. The Fund requires continual maintenance by its custodian for its account in the Federal Reserve/Treasury Book Entry System of collateral in an amount equal to, or in excess of, the resale price. In the event a vendor defaulted on its repurchase obligation, the Fund might suffer a loss to the extent that the proceeds from the sale of the collateral were less than the repurchase price. In the event of a vendor's bankruptcy, the Fund might be delayed in, or prevented from, selling the collateral for the Fund's benefit. The Board of Directors has established procedures, which are periodically reviewed by the Board, pursuant to which the Investment Advisor monitors the creditworthiness of the dealers and banks with which the Fund enters into repurchase agreement transactions.

FUNDAMENTAL POLICIES

         The following investment restrictions are fundamental and cannot be changed without the approval of holders of a majority of the Fund's outstanding voting shares, which, as used here, means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are present in person or represented by proxy or (ii) more than 50% of the outstanding shares. The Fund's investment policies that are not designated fundamental policies may be changed by the Board of Directors without stockholder approval. The percentage limitations set forth below, as well as those described in the Prospectus, are measured and applied only at the time an investment is made or other relevant action is taken by the Fund. The investment policies adopted by the Fund prohibit the Fund from:

         (1) Concentrating investments in particular industries. The Fund's policy is not to concentrate investments, i.e., to limit its investments in any one industry, so that it will make no additional investment in any industry if such investment would result in its having over 25% of the value of its assets at the time in such industry (Domestic Emerging Markets-TM- is not considered an industry for this purpose).

         (2) Engaging in the purchase and sale of real estate or real estate or mortgage-backed securities.

         (3)  Purchasing or selling commodities or commodities contracts.

         (4) Making loans to others, except through the purchase of qualified (publicly distributed bonds, debentures or other securities) debt obligations, the entry into repurchase agreements and loans of portfolio securities consistent with the Fund's investment objectives and policies.

         (5) Investing in foreign securities (including American Depository Receipts).

OTHER INVESTMENT POLICIES

         The policy of the Fund is not to invest its funds for the purpose of purchasing working control in companies except when and if, in the judgment of the Investment Advisor, such investment is deemed advisable. This policy of the Fund, which is established by the Board of Directors, is subject to change without stockholder approval.

PORTFOLIO TURNOVER

         The Fund does not intend to seek profits through short-term trading, but the rate of turnover will not be a limiting factor when the Fund deems it desirable to sell or purchase securities. The Fund's portfolio turnover rate is calculated by dividing the lesser of purchases or sales of its portfolio securities for the year by the monthly average value of the portfolio securities. Securities with remaining maturities of one year or less at the date of acquisition are excluded from the calculation.

         As a result of the Fund's investment policies, under certain market conditions its portfolio turnover rate may be higher than that of other mutual funds. For example, options on securities may be sold in anticipation of a decline in the price of the underlying security (market decline) or purchased in anticipation of a rise in the price of the underlying security (market rise) and later sold. To the extent that its portfolio is traded for the short-term, the Fund will be engaged essentially in trading activities based on short-term considerations affecting the value of an issuer's stock instead of long-term investments. Portfolio turnover generally involves some expense, including brokerage commissions or dealer markups and other transaction costs on the sale of securities and reinvestment in other securities. These transactions may result in realization of taxable capital gains. The Fund cannot accurately predict its turnover rate, but anticipates that its quarterly portfolio turnover will not exceed 50%.

                                  MANAGEMENT

DIRECTORS AND OFFICERS

         The Directors and executive officers of the Company are listed below. Directors deemed to be "interested persons" of the Company for purposes of the Investment Company Act of 1940, as amended (the "1940 Act") are indicated by an asterisk.



----------------------------------------------------------------------------------------------------------------------------------
                                                                            Principal
                                            Positions(s)                    Occupations (s)
                                            Held with                       During
 Name and Address                           Registrant           Age        Past 5 Years
 ----------------                           ----------           ---        ------------
----------------------------------------------------------------------------------------------------------------------------------
 * Nathan A. Chapman, Jr.                   Director             39         President, Chief Executive Officer and Treasurer since
 401 E. Pratt St., 28th Fl                  and                             1986  of  The  Chapman  Co.  and  President  and Chief
 Baltimore, Maryland 21202                  President                       Executive Officer of Chapman Capital Management, Inc.,
                                                                            since  1988.    President,  Chairman  of  the Board of
                                                                            Directors  and  Director  of  DEM,  Inc. (a closed-end
                                                                            investment  company managed by the Investment Advisor)
                                                                            since 1995.
----------------------------------------------------------------------------------------------------------------------------------
 James B. Lewis                             Director             49         City  Administrator,  City  of  Rio Rancho since March
 401 E. Pratt St., 28th Fl                                                  1996.  Chief Clerk-State Corporation Commission of New
 Baltimore, Maryland 21202                                                  Mexico  from  April  1995  until  March 1996, Chief of
                                                                            Staff,  Office of the Governor of New Mexico from Jan.
                                                                            1991 to April 1995.  Director of DEM, Inc.
----------------------------------------------------------------------------------------------------------------------------------
 Wilfred Marshall                           Director             61         Principal,  Marshall  Enterprises  since  1994.
 401 E. Pratt St., 28th Fl                                                  Director,  Mayor's Office of Small Business Assistance
 Baltimore, Maryland 21202                                                  - City of Los Angeles 1981 until 1994.
----------------------------------------------------------------------------------------------------------------------------------
 Lottie H. Shackelford                      Director             55         Executive  Vice  President  of  Global USA since 1994.
 401 E. Pratt St., 28th Fl                                                  Independent  Consultant, City Director of the City  of
 Baltimore, Maryland 21202                                                  Little  Rock, Arkansas, 1978 to 1995, Director of DEM,
                                                                            Inc.
----------------------------------------------------------------------------------------------------------------------------------
 * Levi Watkins, Jr., MD                    Director             53         Professor of Cardiac Surgery and Associate Dean of the
 401 E. Pratt St., 28th Fl                                                  Johns  Hopkins  University,  School  of Medicine since
 Baltimore, Maryland 21202                                                  July, 1984.
----------------------------------------------------------------------------------------------------------------------------------
 Ronald A. White                            Director             47         Senior  Partner,  Ronald  A.  White, P.C., since 1982,
 401 E. Pratt St., 28th Fl                                                  Director of DEM, Inc.
 Baltimore, Maryland 21202
----------------------------------------------------------------------------------------------------------------------------------
 Dr. Benjamin Hooks                         Director             72         Senior  Vice  President  of  The Chapman Co. since May
 401 E. Pratt St., 28th Fl                                                  1993.    Executive  Director of the NAACP from 1977 to
 Baltimore, Maryland 21202                                                  April 1993.
----------------------------------------------------------------------------------------------------------------------------------


                                                                     B-9


----------------------------------------------------------------------------------------------------------------------------------
 David Rivers                               Director             53         Director  of  Community Development Medical University
 401 E. Pratt St., 28th Fl                                                  of  South  Carolina  Environmental  Hazards Assessment
 Baltimore, Maryland 21202                                                  Program  since 1994; President, Research  Planning and
                                                                            Management from 1991 to 1994.
----------------------------------------------------------------------------------------------------------------------------------
 * Valerie A. Chapman                       Vice-President       35         Administrator  of  The   Chapman Co. since March 1988.
 401 E. Pratt St., 28th Fl                                                  She is married to Nathan A. Chapman, Jr.
 Baltimore, Maryland  21202
----------------------------------------------------------------------------------------------------------------------------------
 Bonnie Shay Gillette                       Secretary            44         Assistant  Secretary of DEM, Inc. since November 1995,
 401 E. Pratt St., 28th Fl                                                  Secretary  of   Chapman Capital Management, Inc. since
 Baltimore, Maryland 21202                                                  1988  and  Secretary of The Chapman Co. since February
                                                                            1987.
----------------------------------------------------------------------------------------------------------------------------------
 Lynn Ballard                               Treasurer            54         Controller  of  The  Chapman Co. since February, 1988.
 401 E. Pratt St., 28th Fl.                                                 Controller  of  Chapman Capital Management, Inc. since
 Baltimore, Maryland  21202                                                 December 1995.  Treasurer of DEM, Inc.
----------------------------------------------------------------------------------------------------------------------------------



         The address of each director and officer is World Trade Center - Baltimore, 401 E. Pratt Street, 28th Floor, Baltimore, Maryland 21202.

         Directors of the Company who are not officers receive from the Company a fee of $1,000 for each Board of Directors meeting attended and are reimbursed for all out-of-pocket expenses relating to attendance at meetings. Officers of the Company do not receive compensation from the Company.


COMPENSATION TABLE


----------------------------------------------------------------------------------------------------------------------------------
                                    Aggregate              Retirement or Pension     Estimated Annual     Total Compensation from
 Name of Person/                    Compensation from      Benefits Accrued as Part  Benefits upon        Company and Fund Complex
 Position                           Company                of Company Expenses       Retirement           Paid to Directors
----------------------------------------------------------------------------------------------------------------------------------
 Nathan A. Chapman, Jr.                     None                     None                    None                   None
 Director, Chairman,
 President
----------------------------------------------------------------------------------------------------------------------------------
 James Lewis                               $4,181                    None                    None                  $7,181
 Director
----------------------------------------------------------------------------------------------------------------------------------
 Lottie Shackelford                        $2,000                    None                    None                  $4,000
 Director
----------------------------------------------------------------------------------------------------------------------------------
 Levi Watkins, MD                           None                     None                    None                   None
 Director
----------------------------------------------------------------------------------------------------------------------------------
 Ronald A. White                            None                     None                    None                  $2,000
 Director
----------------------------------------------------------------------------------------------------------------------------------
 Dr. Benjamin Hooks                        $1,000                    None                    None                  $1,000
 Director
----------------------------------------------------------------------------------------------------------------------------------

                                                                    B-10


----------------------------------------------------------------------------------------------------------------------------------
 Wilfred Marshall                          $2,000                    None                    None                  $2,000
 Director
----------------------------------------------------------------------------------------------------------------------------------
 David Rivers                              $1,000                    None                    None                  $1,000
 Director
----------------------------------------------------------------------------------------------------------------------------------



         Under the Company's charter and Maryland law, Directors and officers of the Company are not liable to the Company or its stockholders except for receipt of an improper personal benefit or active and deliberate dishonesty. The Company's charter requires that it indemnify its Directors and officers against liabilities unless it is proven that a director or officer acted in bad faith or with active and deliberate dishonesty or received an improper personal benefit. These provisions are subject to the limitation under the 1940 Act that no director or officer may be protected against liability to the Company for willful misfeasance, bad faith, gross negligence or reckless disregard for the duties of his office.

         Levi Watkins, Jr., MD is an interested director of the Company, as defined under the 1940 Act, because his brother, Donald Watkins, Esquire, is a member of the Board of Directors of The Chapman Co.

         For so long as the Distribution Plan described in the Prospectus section captioned MANAGEMENT--The Distributor" remains in effect, the Directors of the Company who are not "interested persons" of the Company, as defined in the 1940 Act, will be selected and nominated by the Directors who are not "interested persons" of the Company.

THE INVESTMENT ADVISOR

         The Investment Advisor, Chapman Capital Management, Inc., has been retained under an investment advisory and administrative services agreement ("Advisory and Administrative Services Agreement") to provide investment advice and, in general, to conduct the management and investment program of the Fund in accordance with the Fund's investment objectives, policies, and restrictions and under the supervision and control of the Company's Board of Directors. The Investment Advisor was established in 1988 and is located at The World Trade Center - Baltimore, 401 East Pratt Street, 28th Floor, Baltimore, Maryland 21202.

         The Investment Advisor is a wholly-owned subsidiary of the Distributor, The Chapman Co. Nathan A. Chapman, Jr., who is the controlling stockholder of the Distributor is a controlling person (as that term is defined under the 1940 Act) of the Distributor and, therefore, a controlling person of the Investment Advisor. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Distributor is the only minority-controlled full service securities firm headquartered in

Maryland and has qualified as a minority business enterprise under various state and municipal regulations.

         The table below sets forth the names of affiliated persons of the Company who are also affiliated persons of the Investment Advisor:



---------------------------------------------------------------------------------------------------------------
             Name and
    Principal Business Address  Position With Investment Advisor           Position With Company
---------------------------------------------------------------------------------------------------------------
 Nathan A. Chapman, Jr.         President, Chairman of the Board,          President, Chairman of the Board and
 401 E. Pratt St.               Director and Controlling Stockholder       Director
 28th Floor
 Baltimore, MD  21202
---------------------------------------------------------------------------------------------------------------
 Bonnie Shay Gillette           Secretary                                  Secretary
 401 E. Pratt St.
 28th Floor
 Baltimore, MD  21202
---------------------------------------------------------------------------------------------------------------
 M. Lynn Ballard                Treasurer                                  Treasurer
 401 E. Pratt Street
 28th Floor
 Baltimore, MD  21202
---------------------------------------------------------------------------------------------------------------



         The Investment Advisor has sole investment discretion for the Fund and makes all decisions affecting assets in the Fund's portfolio under the supervision of the Company's Board of Directors and in accordance with the Fund's stated policies. The Investment Advisor selects investments for the Fund and places purchase and sale orders on behalf of the Fund. The Investment Advisor receives from the Fund an advisory fee at an annual rate of .9 of 1% of the value of the Fund's average weekly net assets during the preceding month payable monthly in arrears and an administration fee of .15 of 1% of the Fund's average weekly net assets during the preceding month payable monthly in arrears and is allocated to the Investment Shares and Institutional Shares on the basis of the net asset value of the Fund attributable to each such class.

         In connection with the provision of advisory services, the Investment Advisor will obtain and provide investment research and will supervise the Fund's investments and conduct a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Fund's assets. The Investment Advisor will place orders for the purchase and sale of portfolio securities and will solicit brokers to execute transactions, including The Chapman Co., in accordance with the Company's policies and restrictions regarding brokerage allocations. The Investment Advisor will furnish to the Company such statistical information with respect to the investments which the Fund may hold or contemplate purchasing as the Company may reasonably request. Further, the Investment Advisor will supply office facilities, data processing services, clerical, accounting and bookkeeping services, internal auditing services, executive and other administrative services; provide stationery and office supplies; prepare reports to the Fund's stockholders, tax returns and reports to and filings with the SEC and state Blue Sky authorities; calculate the net asset value of the Fund's shares; provide persons to serve as the Company's officers and generally assist in all aspects of the Company's operations. The Investment Advisor will pay for its own costs in providing the above listed services.

         If in any fiscal year the aggregate expenses of the Fund (including fees paid to the Investment Advisor, but excluding interest on borrowings, taxes, brokerage and, with the prior written consent of the necessary state securities commissions, extraordinary expenses) exceed the expense limitation of any state having jurisdiction over the Fund, the Fund may deduct from the payment to be made to the Investment Advisor or the Investment Advisor will bear, such excess expense to the extent required by state law. The Investment Advisor's obligation will be limited to the amount of its fees hereunder.

                 CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

         The following table sets forth, to the Company's knowledge, the name, the number of shares and the percentage of the outstanding shares of the Fund owned beneficially by each person who owned beneficially 5% or more of the outstanding shares of Common Stock as of August 5, 1997, the latest practicable date, and the ownership of all Directors and executive officers of the Company as a group.

--------------------------------------------------------------------------------
 NAME AND ADDRESS OF BENEFICIAL OWNER         TOTAL          TOTAL        %
                                            INVESTOR     INSTITUTIONAL
                                             SHARES         SHARES
--------------------------------------------------------------------------------
 CHAPMAN CAPITAL MANAGEMENT, INC.               1              1         100%
 (a Washington, DC corporation)
 World Trade Center - Baltimore
 401 East Pratt Street, 28th Floor
 Baltimore, Maryland  21202
--------------------------------------------------------------------------------
 THE CHAPMAN CO.                                1              1         100%
 (a Maryland corporation)
 World Trade Center - Baltimore
 401 East Pratt Street, 28th Floor
 Baltimore, Maryland  21202
--------------------------------------------------------------------------------
 NATHAN A. CHAPMAN, JR.                         1              1         100%
 The Chapman Co.
 World Trade Center - Baltimore
 401 East Pratt Street, 28th Floor
 Baltimore, Maryland  21202
--------------------------------------------------------------------------------
 All current Directors and executive            1              1         100%
 officers as a group
--------------------------------------------------------------------------------

___________________
(1) The shares of Common Stock are owned beneficially and of record.
(2) The shares of Common Stock are owned beneficially but not of record.

         Because the Investment Advisor, Chapman Capital Management, Inc., owns in excess of 25% of the issued and outstanding Common Stock of the Fund as of August 5, 1997, such stockholder is deemed to control the Fund. Accordingly, such stockholder has significant power to affect the affairs of the Fund or to determine or influence the outcome of matters submitted to a vote of the stockholders of the Fund.

         The Investment Adviser is a wholly-owned subsidiary of the Distributor, The Chapman Co. Nathan A. Chapman, Jr., who is the controlling stockholder of The Chapman Co. is a controlling person (as that term is defined under the 1940 Act) of The Chapman Co. and, therefore, a controlling person of the Investment Adviser.

DISTRIBUTOR

         The Distributor, The Chapman Co., has been retained under a distribution agreement (the "Distribution Agreement") to undertake the sale, on a continuous basis as agent, of the Fund's shares. The Distributor is not obliged to sell any particular amount of shares.

INVESTOR SHARES

         The Distributor is compensated through the payment of a front-end load of up to 4 3/4% of the offering price on the sale of Investor Shares and pursuant to the terms of a distribution plan adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act that is applicable to the Investor Shares (the "Investor Shares Distribution Plan"). See "PURCHASE OF SHARES--Purchase Price" in the Investor Shares Prospectus. The Distributor receives a fee under the Investor Shares Distribution Plan for stockholder administrative and distribution services at an annual rate of up to a total of .75% (up to .25% administrative fee and .50% distribution fee) of the average daily net assets of the Fund attributable to the Investor Shares. The Distributor has voluntarily limited such fee during the first fiscal year of the Fund to an aggregate of 50% of average daily net assets; however, there can be no assurance that the Distributor will continue to voluntarily limit the amount of such fee in the future.

         The Distributor will be paid fees under the Investor Shares Distribution Plan to compensate the Distributor or enable the Distributor to compensate other persons, ("Service Providers"), including any other distributor of the Investor Shares, for providing: (i) services primarily intended to result in the sale of the Investor Shares ("Distribution Services") and (ii) stockholder servicing, administrative and accounting services ("Administrative Services" and collectively with Distribution Services, "Services").
Distribution Services may include, but are not limited to: the printing and distribution to prospective investors in the Investor Shares of prospectuses and statements of additional information describing the Fund; the preparation, including printing, and distribution of sales literature, reports and media advertisements relating to the Investor Shares; providing telephone services relating to the Fund; distributing the Investor

Shares; costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising, and related travel and entertainment expenses; and costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Fund may, from time to time, deem advisable. In providing compensation for Distribution Services in accordance with the Plan, the Distributor is expressly authorized (i) to make, or cause to be made, payments reflecting an allocation of overhead and other office expenses related to providing Services; (ii) to make, or cause to be made, payments, or to provide for the reimbursement of expenses of, persons who provide support services in connection with the distribution of the Investor Shares including, but not limited to, office space and equipment, telephone facilities, answering routine inquiries regarding the Fund, and providing any other Service; and (iii) to make, or cause to be made, payments to compensate selected dealers or other authorized persons for providing any Services. Administrative Services may include, but are not limited to, (i) responding to inquiries of prospective investors regarding the Fund; (ii) services to holders of Investor Shares not otherwise required to be provided by the Fund's custodian or any co-administrator; (iii) establishing and maintaining accounts and records on behalf of holders of Investor Shares; (iv) processing purchase, redemption and exchange transactions in Investor Shares; and (v) other similar services not otherwise required to be provided by the Fund's transfer agent or any co-administrator. Payments under the Plan are not tied exclusively to the distribution and administrative expenses actually incurred by the Distributor or any Service Provider, and the payments may exceed expenses actually incurred by the Distributor and/or a Service Provider. Furthermore, any portion of any fee paid to the Distributor or to any of its affiliates by the Fund or any of their past profits or other revenue may be used in their sole discretion to provide services to holders of Investor Shares or to foster distribution of the Investor Shares.

INSTITUTIONAL SHARES

         The Distributor is compensated for the sale of Institutional Shares pursuant to the terms of a distribution plan adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act that is applicable to the Institutional Shares (the "Institutional Shares Distribution Plan" and collectively with the Investor Distribution Plan, the "Distribution Plans"). The Distributor receives a fee under the Institutional Shares Distribution Plan for stockholder administrative and distribution services at an annual rate of up to a total of .25% of the average daily net assets of the Fund attributable to the Institutional Shares.

         The Distributor will be paid fees under the Institutional Shares Distribution Plan to compensate the Distributor or enable the Distributor to compensate other persons, including any other distributor of the Institutional Shares or institutional stockholders of record of the Institutional Shares, including but not limited to retirement plans, broker-dealers, depository institutions, and other financial intermediaries ("Institutions"), who own Institutional Shares on behalf of their customers, clients or (in the case of retirement plans) participants ("Customers") and companies providing certain services to Customers (collectively with Institutions, "Service Organizations"), for providing (a) services primarily intended to result in the sale of the Institutional Shares ("Selling Services") and (b) stockholder servicing, administrative and accounting services to Customers ("Stockholder Services").

         The annual fee paid to the Distributor with respect to Selling
Services will compensate the Distributor, or allow the Distributor to compensate Service Organizations, to cover certain expenses primarily intended to result in the sale of the Institutional Shares, including, but not limited to: (i) costs of payments made to employees that engage in the distribution of the Institutional Shares; (ii) payments made to, and expenses of, persons who provide support services in connection with the distribution of the Institutional Shares, including, but not limited to, office space and equipment, telephone facilities, processing stockholder transactions and providing any other stockholder services not otherwise provided by the Fund's transfer agent;
(iii) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising;
(iv) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective holders of the Institutional Shares; (v) costs involved in preparing, printing and distributing sales literature pertaining to the Fund and (vi) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Fund may, from time to time, deem advisable.

         The annual fee paid to the Distributor with respect to Stockholder Services will compensate the Distributor, or allow the Distributor to compensate Service Organizations, for personal service and/or the maintenance of Customer accounts, including but not limited to (i) responding to Customer inquiries,
(ii) providing information on Customer investments and (iii) providing other stockholder liaison services and for administrative and accounting services to Customers, including, but not limited to: (a) aggregating and processing purchase and redemption requests from Customers and placing net purchase and redemption orders with the Fund's distributor or transfer agent; (b) providing Customers with a service that invests the assets of their accounts in the Institutional Shares; (c) processing dividend payments from the Fund on behalf of Customers; (d) providing information periodically to Customers showing their positions in the Institutional Shares; (e) arranging for bank wires; (f) providing sub-accounting with respect to the Institutional Shares beneficially owned by Customers or the information to the Fund necessary for sub-accounting;
(g) forwarding stockholder communications from the Fund (for example, proxies, stockholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Customers, if required by law and (h) providing other similar services to the extent permitted under applicable statutes, rules and regulations. Payments under this Institutional Shares Distribution Plan are not tied exclusively to the selling and stockholder expenses actually incurred by the Distributor or any Service Organization, and the payments may exceed expenses actually incurred by the Distributor or any Service Organization. Furthermore, any portion of any fee paid to the Distributor or to any of its affiliates by the Fund or any of their past profits or other revenue may be used in their sole discretion to provide services to stockholders of the Fund or to foster distribution of the Institutional Shares.

GENERAL INFORMATION

         Pursuant to the Distribution Plans, the Distributor provides the Board of Directors with periodic reports of amounts expended under the Distribution Plans and the purpose for which the expenditures were made.

         The Distribution Plans will continue in effect for so long as their continuance is specifically approved at least annually by the Board of Directors, including a majority of the Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of the Distribution Plans as the case may be (the "Independent Directors"). Any material amendment of the Distribution Plans would require the approval of the Board in the manner described above. A Distribution Plan may not be amended to increase materially the amount to be spent thereunder without the approval of the holders of a majority of the relevant class of Shares. A Distribution Plan may be terminated at any time, without penalty, by the vote of a majority of the Independent Directors or by a vote of a majority of the outstanding voting securities of the relevant class.

CUSTODIAN

         UMB Bank, KC, 928 Grand Avenue, Kansas City, Missouri 64141-6226, serves as custodian of the Fund. Under the Custody Agreement, the Bank has agreed to: (i) maintain a separate account or accounts in the name of the Fund;
(ii) receive, hold and deliver portfolio securities for the account of the Fund;
(iii) collect and receive all income and other payments and distributions on account of the Fund's portfolio securities; (iv) disburse funds to purchase portfolio securities, pay dividends and expenses and for other corporate purposes; and (v) make periodic reports to the Board of Directors concerning the Fund's operations.

TRANSFER AND DIVIDEND PAYING AGENT/ACCOUNTING AGENT

         FPS Services, Inc., 3200 Horizon Drive, PO Box 61503, King of Prussia, Pennsylvania 19406, (800) 992-8151, serves as transfer and dividend paying agent and accounting agent for the Fund pursuant to a Investment Company Services Agreement.

                                  PURCHASE OF SHARES
                         (Applicable to Investor Shares only)

         The following information supplements and should be read in conjunction with the sections in the Fund's Prospectus entitled "PURCHASE OF SHARES." The scale of sales loads applies to the purchases of Investor Shares made by any "purchaser," which term includes an individual and/or spouse purchase securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account trust estate or single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Internal Revenue Code or 1986, as amended (the "Code")) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k) and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it its not organized for the purpose of buying redeemable securities of a registered investment company and provided that the purchases are made through a central administration or a single dealer, or by other means with result in economy of sales effort or expense.

         Set forth below is an example of the method of computing the offering price of the Investor Shares. The example assumes a purchase of Investor Shares aggregating less than $50,000 subject to the current schedule of sales charges set forth in the Fund's prospectus at a price based upon the initial net asset value of the Fund's Investor Shares:

               --------------------------------------------------------
               Net Asset Value per Share                         $14.29
               --------------------------------------------------------
               Per Share Sales Charge--4 3/4% of offering
               price                                               $.71
               --------------------------------------------------------
               Per Share Offering Price to the Public            $15.00
               --------------------------------------------------------

                                 REDEMPTION OF SHARES

         Under the 1940 Act, the Fund may suspend the right of redemption or postpone the date of payment upon redemption for any period during which the NYSE is closed, other than customary weekend and holiday closings, or during which trading on the NYSE is restricted, or during which (as determined by the SEC) an emergency exists as a result of which disposal or fair valuation of portfolio securities is not reasonably practicable, or for such other periods as the SEC may permit.

                                PORTFOLIO TRANSACTIONS

         The Investment Advisor is responsible for decisions to buy or sell securities and the selection of broker-dealers for the Fund subject to policies adopted by the Company's Board of Directors. Portfolio securities may be purchased directly from the issuer or from a dealer serving as market maker or may be purchased in broker's transactions. If securities are sold prior to maturity, they may be sold directly to an issuer or dealer or in broker's transactions. When securities are purchased or sold directly from or to an issuer, no commissions or discounts are paid. The price paid to or received from a dealer for a security may include a spread between bid and asked prices. When securities are purchased or sold in a broker's transaction, a commission will be paid.

         The Company's policy for placing orders for purchases and sales of securities for the Fund is to give primary consideration to obtaining the most favorable price and efficient execution of transactions. Sales of Fund shares is not a factor in allocating portfolio transactions.

         The Distributor may effect brokerage transactions for the Fund when it is able to provide a net price and execution at least as favorable to the Fund as those determined to be available from unaffiliated brokers or dealers. The commissions paid to the Distributor on transactions for the Fund may not exceed those charged by the Distributor to comparable unaffiliated clients in similar transactions or the limits set forth in rules adopted by the SEC. The Board of Directors of the Company has adopted procedures intended to ensure compliance with these limitations. The procedures require that the Distributor report each transaction to the Fund and that the Board of Directors determine at least quarterly that all transactions effected by the Distributor have been effected in accordance with the procedures.

         When comparable price and execution can be obtained from more than one broker or dealer, consideration may be given to placing portfolio transactions with those brokers or dealers who also furnish research and other services to the Fund or the Investment Advisor. These services may include information as to the availability of securities for purchase or sale, statistical or factual information or opinions pertaining to investments, evaluations of portfolio securities, and research related computer software or hardware. These services may benefit the Investment Advisor in the management of accounts of other clients and may not benefit the Fund directly. While such services are useful and important in supplementing its own research, the Investment Advisor believes the value of such services is not determinable and does not significantly reduce its expenses. The fees payable to the Investment Advisor will not be reduced by the value of such services.

         The Investment Advisor and its affiliates deal, trade and invest for their own accounts in the types of securities in which the Fund may invest and may have relationships with the issuers of securities purchased by the Fund.

         Investment decisions for the Fund are made independently from those for other accounts advised by the Investment Advisor.

         The Investment Advisor's other accounts may also invest in the same securities as the Fund. When a purchase or sale of the same security is made at substantially the same time on behalf of the Fund and another account, the transaction will be averaged as to price, and available instruments allocated as to amount, in a manner believed to be equitable to the Fund and the other account. In some instances, this procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or sold by the Fund. To the extent permitted by law, the securities to be sold or purchased for the Fund may be aggregated with those to be sold or purchased for the other accounts in order to obtain best execution.

                                       TAXATION

         The following discussion reflects certain applicable tax laws as of the date of this Statement of Additional Information. For additional tax information see "TAXATION" in the Fund's Prospectus.

TAXATION OF THE COMPANY

         The Company has elected and intends to qualify each year to be treated as a regulated investment company for federal income tax purposes in accordance with Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In order to so qualify, the Company (see "OTHER INFORMATION--Capital Stock" in the Prospectus) must, among other things: (a) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities and gains from the sale or other disposition of securities or certain other related income; (b) derive less than 30% of its gross income from the sale or other disposition of securities and certain other investments held for less than three months (the "short-short rule"); and (c) diversify its holdings so that at the end of each fiscal quarter (i) at least 50% of the value of the Company's assets is represented by cash or cash items, U.S. government securities, securities of other regulated investment companies, and other securities which, with respect to any one issuer, do not represent more than 5% of the value of the Company's assets nor more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Company's assets is invested in the securities of any one issuer (other than U.S. government securities or the securities of other regulated investment companies), or two or more issuers which the Company controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses.

         If the Company qualifies as a regulated investment company and each Series distributes to its stockholders at least 90% of its investment company taxable income, then the Company will not be subject to federal income tax on the income so distributed. However, the Company would be subject to corporate income tax on any undistributed income. See "TAXATION--Taxation of the Company" in the Prospectus. In addition, the Company will be subject to a nondeductible 4% excise tax on the amount by which the income the Company distributes in any calendar year is less than a statutorily designated, required amount. For purposes of the excise tax, the required distribution for any calendar year equals the sum of: (a) 98% of such Company's ordinary income for such calendar year; (b) 98% of such Company's capital gain net income for the one-year period ending on October 31 of that year; and (c) 100% of such Company's undistributed ordinary income and capital gain net income from prior years.

The Company may retain its net capital gain and pay corporate income tax thereon. The Company also may elect to include all or a portion of its undistributed net capital gain in the income of its stockholder of record on the last day of the taxable year. In such event, each stockholder of record on the last day of the Company's taxable year would be required to include in income for tax purposes his or her proportionate share of the Company's undistributed net capital gain. Each stockholder would be entitled to credit his or her proportionate share of the tax paid by the Company against his or her federal income tax liabilities and to claim refunds to the extent that the credit exceeds such liabilities. In addition, the stockholder would be entitled to increase the basis of his or her shares for federal income tax purposes by an amount equal to 65% of his proportionate share of the undistributed net capital gain.

         Any capital losses resulting from the disposition of securities can only be used to offset capital gains and cannot be used to reduce the Company's ordinary income. Such capital losses may be carried forward by the Company for eight years.

         The Company's taxable income will in part be determined on the basis of reports made to the Company by the issuers of the securities in which a Series invests. The tax treatment of certain securities in which a Series may invest is not free from doubt and it is possible that an Internal Revenue Service examination of the issuers of such securities or of the Company could result in adjustments to the income of the Company.

TAXATION OF STOCKHOLDERS

         Dividends (other than capital gain dividends) distributed by a Series may be eligible for the dividends received deduction in the hands of corporate stockholders, to the extent that the Company's taxable income consists of dividends received from domestic corporations and certain other requirements as generally described in Section 854 of the Code are met.

         Dividends and other distributions by a Series are generally taxable to the stockholders at the time the dividend or distribution is made. However, any dividends declared by a Series in October, November or December and made payable to stockholders of record in such months will be taxable to stockholders as of December 31, even though the dividend is actually paid in the following January.

         If a stockholder purchases shares of a Series at a cost that reflects an anticipated dividend, such dividend will be taxable even though it represents economically in whole or in part a return of the purchase price. Investors should consider the tax implications of buying shares shortly prior to a dividend distribution.

         The Company will, within 60 days after the close of its taxable year, send written notices to stockholders regarding the tax status of all distributions made during the year. The foregoing discussion is a summary of some of the current federal income tax laws regarding the Company and investors in the shares of a Series, and does not deal with all of the federal income tax consequences applicable to the Company or to all categories of investors, some of which may be subject to special rules. Prospective investors should consult their own tax advisers regarding the federal, state, local, foreign and other tax consequences to them of investments in a Series of the Company.

         For additional information on taxation, see "TAXATION" in the Fund's Prospectus.

                                    CAPITAL STOCK

         For additional information as to the organization and capital stock of the Company, see "OTHER INFORMATION" in the Prospectus.

         As used in the Prospectus and this Statement of Additional
Information, the term "majority," when referring to the approvals to be obtained from stockholders in connection with matters affecting the Company as a whole means the vote of the lesser of (i) 67% of the Company's shares represented at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy or (ii) more than 50% of the Company's outstanding shares. The term "majority," when referring to the approvals to be obtained from stockholders in connection with matters affecting only the Fund (for example, approval of an investment advisory contract), means the vote of the lesser of
(i) 67% of the shares of the Fund represented at a meeting if the holders of more than 50% of the outstanding shares of the Fund are present in person or by proxy or (ii) more than 50% of the outstanding shares of the Fund. Stockholders are entitled to one vote for each full share held and a fractional vote for fractional shares held.

         Each share of the Fund is entitled to such dividends and distributions out of the assets belonging to the Fund as are declared in the discretion of the Company's Board of Directors. In determining the Fund's net asset value, the Fund is charged with the direct expenses of the Fund and with a share of the general expenses and liabilities of the Company, which are normally allocated in proportion to the relative asset values of the respective Series at the time of allocation.

         In the event of the liquidation or dissolution of the Company, shares of the Fund are entitled to receive the assets attributable to the Fund that are available for distribution, and a proportionate distribution, based upon the relative net assets of the various Series, of any general assets not attributable to a particular series that are available for distribution.

         Subject to the provisions of the Company's charter, determinations by the Board of Directors as to the direct and allocable liabilities, and the allocable portion of any general assets of the Company, with respect to a Series are conclusive.

         Stockholders of the Company are not entitled to any preemptive or conversion rights.

                               PERFORMANCE INFORMATION

         The performance of the Fund may be compared to the record of the Standard & Poor's Corporation 500 Stock Index ("S&P 500 Stock Index"), the Nasdaq Composite Index, the Russell 2000 Index, the Wilshire 5000 Equity Index, the DEM-TM- Index, the DEM-TM- Universe of companies and returns quoted by Ibbotson Associates. The S&P 500 Stock Index is a well known measure of the price performance of 500 leading larger domestic stocks which represents approximately 80% of the market capitalization of the United States equity market. In comparison, the Nasdaq National Market System is comprised of all stocks on Nasdaq's National Market System. The Nasdaq Composite Index has typically included smaller, less mature companies representing 10% to 15% of the capitalization of the entire domestic equity market. Both indices are unmanaged and capitalization weighted. In general, the securities comprising the Nasdaq Composite Index are more growth oriented and have a somewhat higher "beta" and P/E ratio than those in the S&P 500 Stock Index. The Russell 2000 Index is a capitalization weighted index which measures total return (and includes in such calculation dividend income and price appreciation). The Russell 2000 is generally regarded as a measure of small capitalization performance. It is a subset of the Russell 3000 Index. The Russell 3000 is comprised of the 3000 largest U.S. companies. The Russell 2000 is comprised of the smallest 2000 companies in the Russell 3000 Index. The Wilshire 5000 Index is a broad measure of market performance and represents the total dollar value of all common stocks in the United States for which daily pricing information is available. This index is also capitalization weighted and captures total return. The DEM-TM- Universe is a growing list of companies identified by the Investment Advisor that are controlled by African Americans, Asian Americans, Hispanic/Latino Americans or women. The DEM-TM- Index was created by the Investment Advisor and is comprised of 30 companies from the DEM-TM- Universe that reflect the market capitalization and industry classification characteristics of the DEM-TM- Universe. The DEM-TM- Index is weighted by market capitalization and is intended as a performance measure of the DEM-TM- Universe. The small company stock returns quoted by Ibbotson Associates are based upon the smallest quintile of the New York Stock Exchange, as well as similar capitalization stocks on the American Stock Exchange and Nasdaq. This data base is unmanaged and capitalization weighted.

         The total returns for all indices used show the changes in prices for the stocks in each index. However, only the performance data for the S&P 500 Stock Index and the Ibbotson Associates performance data assume reinvestment of all capital gains distributions and dividends paid by the stocks in each data base. Tax consequences are not included in such illustrations, nor are brokerage or other fees or expenses reflected in the Nasdaq Composite or S&P 500 Stock figures. In addition, the Fund's total return or performance may be compared to the performance of other funds or other groups of funds that are followed by Morningstar, Inc. a widely used independent research firm which ranks funds by overall performance, investment objectives and asset size. Morningstar proprietary ratings reflect risk-adjusted performance. The ratings are subject to change every month. Morningstar's ratings are calculated from a fund's three-year and five-year average annual returns with appropriate sales charge adjustments and a risk factor that reflects fund performance relative to three-month Treasury bill monthly returns. Ten percent of the funds in an asset class receive a five star rating. The Fund's total return or performance may also be compared to the performance of other funds or groups of funds by other financial or business publications, such as Business Week, Investors Daily, Mutual Fund Forecaster, Money Magazine, Wall Street Journal, New York Times, Baron's, and Lipper Analytical Services. The Fund's performance may also be compared, from time to time, to (a) indices of stocks comparable to those in which the Fund invests and
(b) the Consumer Price Index (measure for inflation) may be used to assess the real rate of return from an investment in the Fund.

ADDITIONAL PERFORMANCE INFORMATION FOR THE FUND

         The Fund may reflect its total return in advertisements and stockholder reports. Total investment return is one recognized method of measuring investment company investment performance. Quotations of average annual total return will be shown in terms of the average annual compounded rate or return on a hypothetical investment in the Fund over a period of 1 year, 5 years and over the life of the Fund. This method of calculating total return is based on the assumption that, all dividends and distributions by the Fund are reinvested in shares of the Fund at net asset value and all recurring fees are included for applicable periods. Total return may also be expressed in terms of the cumulative value of an investment in the Fund at the end of a defined period of time. Any fees charged by banks or their institutional investors directly to their customer accounts in connection with investments in Investor Shares will not be included in the Fund's calculations of total returns.

         All data is based on the Fund's past investment results and does not predict future performance. Investment performance, which may vary, is based on many factors, including market conditions, the composition of the investments in the Fund, and the Fund's operating expenses. Investment performance also often reflects the risk associated with the Fund's investment objectives and policies. These factors should be considered when comparing the Fund to other mutual funds and other investment vehicles.

         The performance of the Institutional Shares will normally be higher than the Investor Shares because of the sales charge (when applicable) and additional expenses charged to the Investor Shares.

                                COUNSEL TO THE COMPANY

         The validity of the Fund's shares will be passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland. Venable, Baetjer and Howard, LLP also acts as counsel to the Investment Advisor and the Distributor.

                                       EXPERTS

         Ernst & Young LLP, One North Charles Street, Baltimore, Maryland 21201, serves as the Company's independent auditors. Ernst & Young LLP will provide audit services, tax advice and assistance in connection with filings with the SEC.

                                 FINANCIAL STATEMENTS

                        DOMESTIC EMERGING MARKETS EQUITY FUND

COMPOSITE STATEMENT OF ASSETS AND LIABILITIES - AUGUST 5, 1997
--------------------------------------------------------------------------------

    ASSETS:
    Cash                                                                  $29
                                                                        -----
    Total assets                                                          $29
                                                                        -----

    LIABILITIES:
                                                                           $0
                                                                        -----

    Total liabilities                                                      $0
                                                                        -----

    NET ASSETS - equivalent to $14.28 per share on
      2 shares of Common Stock outstanding                             $   29
                                                                        -----
                                                                        -----

    SUMMARY OF STOCKHOLDERS' EQUITY
      Common Stock, par value $.001 per share; authorized
      10,000,000,000 shares; issued and outstanding
      2 shares                                                             $0
    Capital paid-in                                                       $29
                                                                        -----

    Net assets applicable to outstanding common stock                  $   29
                                                                        -----
                                                                        -----

                           PART C.  OTHER INFORMATION

Item 24.  Financial Statement and Exhibits.

(a)  Financial Statements
     Part A:  None
     Part B: Composite Statement Of Assets And Liabilities - August 5, 1997 Part C: None

(b)  Exhibits:

     Exhibit
     Number    Description

     1(A)      Articles of Incorporation of the Registrant(1)

     1(B)      Articles Supplementary of the Registrant dated July 28, 1997(2)

     2         Amended and Restated Bylaws of the Registrant dated July 18,
               1997(2)

     4         Form of Stock Certificate(3)

     5(A) Advisory and Administrative Services Agreement between the Registrant and Chapman Capital Management, Inc. (The Chapman U.S. Treasury Money Fund and The Chapman Institutional Cash Management
               Fund)(2)

     5(B) Form of Advisory and Administrative Services Agreement between the Registrant and Chapman Capital Management, Inc. (Domestic Emerging Markets Equity Fund)(2)

     6(A) Distribution Agreement between the Registrant and The Chapman Co. (The Chapman U.S. Treasury Money Fund and The Chapman Institutional Cash Management Fund)(2)

     6(B) Form of Distribution Agreement between the Registrant and The Chapman Co. (Domestic Emerging Markets Equity Fund)(2)

     8(A)      Custody Agreement between the Registrant and UMB Bank NA(4)

     8(B) Investment Company Services Agreement between the Registrant and FPS Services, Inc.(2)

     9(A) Stockholder Services Agreement between the Registrant and Chapman Capital Management, Inc. (The Chapman U.S. Treasury Money Fund and The Chapman Institutional Cash Management Fund)(4)

     10        Opinion and consent of Venable, Baetjer and Howard, LLP(2)

     15(A) Form of Distribution Plan (Domestic Emerging Markets Equity Fund Investor Shares)(2)

     15(B) Form of Distribution Plan (Domestic Emerging Markets Equity Fund Institutional Shares)(2)

     18        Multiple Class Plan (Domestic Emerging Markets Equity Fund)(2)

     27.17     Financial Data Schedule (Not Applicable)

     99        Power of Attorney(5)

(1) Incorporated by reference from the Company's Registration Statement on Form N-1A (File Nos.: 33-25716; 811-5697) as filed with the Securities and Exchange Commission on November 23, 1988.

(2)  Filed herewith.

(3) Incorporated by reference from Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form N-1A (File Nos.: 33-25716; 811-5697) as filed with the Securities and Exchange Commission on May 31, 1989.

(4) Incorporated by reference from Post-Effective Amendment No. 10 to the Company's Registration Statement on Form N-1A (File Nos.: 33-25716; 811-5697) as filed with the Securities and Exchange Commission on February 28, 1995.

(5) Incorporated by reference from Post-Effective Amendment 12 to the Company's Registration Statement on Form N-1A (File Nos. 33-25716; 811-5697) as filed with the Securities and Exchange Commission on February 28, 1997.

Item 25. Persons Controlled by or under Common Control with the Registrant.

          On May 31, 1997 the City of Philadelphia owned 24%, the State of Maryland owned 13%, the State of Mississippi owned 12%, Bank of New York as Trustee for Prince George's County owned 10%, Prince George's County owned 8%, Union Planters National Bank owned 8%, The Birmingham Fund owned 6%, the School District of Philadelphia owned 5% and Maryland State Treasurer, Invesco MIM, the

Birmingham Retirement & Relief System, Howard County, the Mayor and City Council of Maryland, Alabama State University, the Wisconsin Housing Economic Development Authority, and Alpha Phi Alpha Fraternity, Inc. owned the remaining shares of the Chapman U.S. Treasury Money Fund. There were no shares of the Chapman Institutional Cash Management Fund outstanding on that date or during the period November 1, 1996 through May 31, 1997. As of August 5, 1997, Chapman Capital Management, Inc. owned 100% of the outstanding shares of the Domestic Emerging Markets Equity Fund.

Item 26. Number of Holders of Securities.
                                                  Number of Record
     On May 31, 1997          Title of Class      Holders

                              The Chapman US
                              Treasury Money Fund      16
                              Common Stock

                              The Chapman
                              Institutional Cash
                              Management Fund          0
                              Common Stock

     On August 5, 1997        DEM Equity Fund          1
                              Institutional Shares

                              DEM Equity Fund          1
                              Investor Shares

Item 27. Indemnification.

          Reference is made to Article VII of the Registrant's Articles of Incorporation, Article IV of the Registrant's By-laws, Section 7 of the Advisory and Administrative Services Agreement between the Registrant and Chapman Capital Management, Inc. and Section 4 of the Distribution Agreement between the Registrant and the Distributor, which provide for indemnification or limitation of the liability of Directors and officers, the Investment Advisor, the principal underwriter and affiliates of the Registrant.

          The Registrant has obtained director's and officer's liability insurance which will insure Directors and officers of the Registrant against liability to the Registrant and its stockholders.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 28. Business and Other Connections of Investment Advisor.


       Name and
Principal Business Address     Position                  Other Business
--------------------------------------------------------------------------------
 Nathan A. Chapman, Jr.    Director and              President, Chief Executive
 401 E. Pratt St.          Chairman of the Board     Officer and Treasurer
 28th Floor                                          since 1986 of The Chapman
 Baltimore, MD 21202                                 Co. and President and
                                                     Chief Executive Officer of
                                                     Chapman Capital
                                                     Management, Inc., since
                                                     1988.  President, Chairman
                                                     of the Board of Directors
                                                     and Director of DEM, Inc.
                                                     (a closed-end investment
                                                     company managed by the
                                                     Investment Advisor) since
                                                     1995.
--------------------------------------------------------------------------------
 Bonnie Shay Gillette      Secretary                 Assistant Secretary of
 401 E. Pratt St.                                    DEM, Inc. since November
 28th Floor                                          1995, Secretary of
 Baltimore, Maryland                                 Chapman Capital
 21202                                               Management, Inc. since
                                                     1988 and Secretary of The
                                                     Chapman Co. since February
                                                     1987.
--------------------------------------------------------------------------------
 M. Lynn Ballard           Treasurer                 Controller of The Chapman
 401 E. Pratt Street                                 Co. since February 1988.
 28th Floor                                          Controller of Chapman
 Baltimore, Maryland                                 Capital Management, Inc.
 21202                                               since December 1995.
                                                     Treasurer of DEM, Inc.
--------------------------------------------------------------------------------
 Theron Stokes             Director                  Attorney for the Alabama
 401 E. Pratt Street                                 Education Association.
 28th Floor
 Baltimore, MD 21202
--------------------------------------------------------------------------------
 Earl U. Bravo             Director                  Chief Operating Officer of
 401 E. Pratt Street                                 The Chapman Co. since
 28th Floor                                          1992.  President of
 Baltimore, MD  21202                                Chapman Capital
                                                     Management, Inc. from 1990
                                                     until 1992.  Since
                                                     November 1995, Vice
                                                     President and Secretary of
                                                     DEM, Inc.
--------------------------------------------------------------------------------

Item 29. Principal Underwriter.

     (a) The Chapman Co. currently acts as principal underwriter and exclusive distributor for DEM, Inc.

     (b)  Directors and Officers

                             POSITIONS AND OFFICES

         Name and                With                      With
Principal Business Address    Underwriter                Registrant
--------------------------------------------------------------------------------
 Nathan A. Chapman, Jr.     Director,                 Director,
 The Chapman Co.            President,                President
 401 East Pratt Street      Chief Executive Officer,
 28th Floor                 Treasurer
 Baltimore, MD 21202
--------------------------------------------------------------------------------
 Donald V. Watkins,         Director                  None
 Esquire
 401 East Pratt Street
 28th Floor
 Baltimore, Maryland 21202
--------------------------------------------------------------------------------
 Bonnie Shay Gillette       Secretary                 Secretary
 The Chapman Co.
 401 East Pratt Street
 28th Floor
 Baltimore, Maryland 21202
--------------------------------------------------------------------------------
 Earl U. Bravo, Sr.         Director,                 None
 The Chapman Co.            Senior Vice President
 401 East Pratt Street
 28th Floor
 Baltimore, Maryland
 21202
--------------------------------------------------------------------------------

     (c)  Not applicable.

Item 30. Location of Accounts and Records.

          All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Chapman Capital Management, Inc., 401 East Pratt Street, 28th Floor, Baltimore, Maryland 21202 or at the offices of FPS Services, Inc., 3200 Horizon Drive, PO Box 61503, King of Prussia, Pennsylvania 19406.

Item 31. Management Services.

          Not applicable.

Item 32. Undertakings.

          The Registrant undertakes to file a post-effective amendment, using financial statements which need not be certified, within four to six months from the effective date of post-effective Amendment 10 to the Registrant's 1933 Act registration statement.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this post-effective amendment No. 11 and amendment No. 13 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland.

                                                  THE CHAPMAN FUNDS, INC.



                                              By:  /S/ NATHAN A. CHAPMAN, JR.
                                                  ---------------------------
                                              Nathan A. Chapman, Jr.
                                              President

          Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment No. 11 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


 Signature                       Title                         Date


 /S/ NATHAN A. CHAPMAN, JR       Director and President        August 5, 1997
 -------------------------       (principal executive
  Nathan A. Chapman, Jr.          officer)


 /S/ LYNN BALLARD                Treasurer (principal          August 5, 1997
 -------------------------       financial and accounting
 Lynn Ballard                    officer)

 Each of the Directors:

 Nathan A. Chapman, Jr.,    James B. Lewis            David Rivers
 Lottie H. Shackelford      Ronald A. White           Wilfred Marshall
 Dr. Levi Watkins, Jr.      Dr. Benjamin Hooks

 By:

 /S/ NATHAN A. CHAPMAN, JR                                    August 5, 1997
 -------------------------
 Nathan A. Chapman, Jr.
 as Attorney-in-Fact

                                    EXHIBITS


                                 Exhibit                                  Page

1(B)  Articles Supplementary of the Registrant dated July 28, 1997

2     Amended and Restated Bylaws of the Registrant dated July 18, 1997

5(A)  Advisory and Administrative Services Agreement between the
      Registrant and Chapman Capital Management, Inc. (The Chapman U.S. Treasury Money Fund and The Chapman Institutional Cash
      Management Fund)

5(B) Form of Advisory and Administrative Services Agreement between the Registrant and Chapman Capital Management, Inc. (Domestic Emerging Markets Equity Fund)

6(A) Distribution Agreement between the Registrant and The Chapman Co. (The Chapman U.S. Treasury Money Fund and The Chapman Institutional Cash Management Fund)

6(B) Form of Distribution Agreement between the Registrant and The Chapman Co. (Domestic Emerging Markets Equity Fund)

8(B) Investment Company Services Agreement between the Registrant and FPS Services, Inc.

10    Opinion and consent of Venable, Baetjer and Howard, LLP

15(A) Distribution Plan (Domestic Emerging Markets Equity Fund
      Investor Shares)

15(B) Distribution Plan (Domestic Emerging Markets Equity Fund
      Institutional Shares)

18    Multiple Class Plan (Domestic Emerging Markets Equity Fund)